Exhibit 99.2
Income statement

Parent company			Group		Note

2008	2007	(NOK thousands)	2008	2007

5,245,503	3,992,982	Interest and related income on loans and receivables due from credit institutions	1,690,365	1,359,267
2,785,471	1,688,654	Interest and related income on loans and receivables due from customers	6,586,077	4,449,788
3,876,660	3,076,785	Interest and related income on securities	3,876,660	3,076,785
102,432	41,302	Other interest and related income	102,432	41,302

12,010,066	8,799,723	Total interest and related income	12,255,534	8,927,142

11,032,828	8,180,201	Interest and related expenses on commercial paper and bond debt	11,032,828	8,180,201
49,025	71,238	Interest and related expenses on subordinated debt	49,025	71,238
36,375	40,218	Interest and related expenses on capital contribution securities	36,375	40,218
68,430	74,065	Other interest and related expenses	69,057	74,471

11,186,658	8,365,722	Total interest and related expenses	11,187,285	8,366,128

823,408	434,001	Net interest income	1,068,249	561,014

0	64,000	Income on investments in group companies, net of tax	—	—
2,210	4,092	Commissions and income related to banking services	2,210	4,092
40,478	7,476	Commissions and expenses related to banking services	40,496	7,497
3,976,686	(672,530)	Net gains/(losses) on financial instruments at fair value	3,827,855	(588,344)	5,32.4
18,523	19,569	Other income	6,523	7,573	7

3,956,941	(592,345)	Net other operating income	3,796,092	(584,176)

4,780,349	(158,344)	Total income	4,864,341	(23,162)

145,765	128,987	Salaries and other administrative expenses	170,229	152,222	9
19,227	21,925	Depreciation	19,609	22,323	17,18
13,034	10,772	Other expenses	14,658	12,165	10

178,026	161,684	Total operating expenses before impairment charges on loans	204,496	186,710

0	0	Impairment charges on loans at amorized cost	0	0	31.4

4,602,323	(320,028)	Pre-tax operating profit/(loss)	4,659,845	(209,872)

1,288,707	(110,040)	Taxes	1,305,211	(61,086)	11

3,313,616	(209,988)	Profit/(loss) for the year	3,354,634	(148,786)

2,966,911	(76,986)	Allocated to/(from) reserve for unrealized gains	—	—	27
346,705	(133,002)	Allocated to/(from) other equity	—	—	27
—	—	Dividends declared	—	—

3,313,616	(209,988)	Total allocations	—	—

Balance sheet

Parent company			Group		Note

Dec. 31, 2008	Dec. 31, 2007	(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

		Assets
4	4	Cash	4	4
90,044,404	90,338,238	Loans and receivables due from credit institutions	36,188,084	27,334,250	15
57,992,743	34,807,999	Loans and receivables due from customers	112,750,609	98,776,584	15
108,137,521	80,133,086	Securities	108,137,521	80,133,086	31.5
27,294,201	9,743,981	Financial derivatives	27,294,201	9,743,651	14
518,104	518,104	Investments in group companies	—	—	16
0	123,897	Deferred tax assets	0	79,125	11
26,825	26,659	Intangible assets	26,825	26,659	17
216,086	220,348	Property, equipment and investment property	217,422	222,025	18
12,284,596	2,467,816	Other assets	12,286,796	2,404,425	19

296,514,484	218,380,132	Total assets	296,901,462	218,719,809

		Liabilities
326,595	324,016	Deposits by credit institutions	326,595	324,016
33,609,108	31,277,368	Commercial paper debt	33,609,108	31,277,368
225,431,489	175,037,909	Bond debt	225,431,489	175,037,909
18,372,225	6,933,800	Financial derivatives	18,368,301	6,934,797	14
232,362	95,760	Taxes payable	290,745	121,676	11
928,328	0	Deferred tax liabilities	931,220	0	11
8,311,882	349,687	Other liabilities	8,297,654	360,263	23
78,509	59,544	Provisions	84,156	64,544	8,22
1,909,070	1,378,778	Subordinated debt	1,909,070	1,378,778	24
444,943	558,600	Capital contribution securities	444,943	558,600	25

289,644,511	216,015,462	Total liabilities	289,693,281	216,057,951

		Shareholders’ equity
2,771,097	1,593,533	Share capital	2,771,097	1,593,533	26
176,586	162,462	Share premium reserve	176,586	162,462	27
3,104,005	137,094	Reserve for unrealized gains	—	—	27
818,285	471,581	Other equity	4,260,498	905,863

6,869,973	2,364,670	Total shareholders’ equity	7,208,181	2,661,858

296,514,484	218,380,132	Total liabilities and shareholders’ equity	296,901,462	218,719,809

Statement of changes in equity

	Parent company

		Share	Reserve
	Share	premium	unrealized	Other	Total
(NOK thousands)	capital*	reserve*	gains*	equity	equity

Equity as at January 1, 2007	1,593,533	162,462	214,080	604,583	2,574,658

Profit for the period	0	0	(76,986)	(133,002)	(209,988)

Equity as at December 31, 2007	1,593,533	162,462	137,094	471,581	2,364,670

Equity as at January 1, 2008	1,593,533	162,462	137,094	471,581	2,364,670

Issuance of new share capital	1,177,564	14,124	0	0	1,191,688
Profit for the period	0	0	2,966,911	346,705	3,313,616

Equity as at December 31, 2008	2,771,097	176,586	3,104,005	818,285	6,869,973

*	Restricted equity

	Group

		Share	Reserve
	Share	premium	unrealized	Other	Total
(NOK thousands)	capital	reserve	gains	equity	equity

Equity as at January 1, 2007	1,593,533	162,462	—	1,272,963	3,028,958

Profit for the period	0	0	—	(148,786)	(148,786)
Dividends paid	0	0	—	(218,314)	(218,314)

Equity as at December 31, 2007	1,593,533	162,462	—	905,863	2,661,858

Equity as at January 1, 2008	1,593,533	162,462	—	905,863	2,661,858

Issuance of new share capital	1,177,564	14,124	—	0	1,191,688
Profit for the period	0	0	—	3,354,634	3,354,634

Equity as at December 31, 2008	2,771,097	176,586	—	4,260,498	7,208,181

Cash flow statement

Parent company			Group		NOTE

2008	2007	(NOK thousands)	2008	2007

4,602,323	(320,028)	Pre-tax operating profit/(loss)	4,659,845	(209,872)

		Provided by operating activities:

(25,295,947)	(34,111,772)	Disbursement on loans	(33,342,799)	(39,182,918)
19,203,683	5,625,937	Principal collected on loans	27,683,434	10,831,050
(55,031,401)	(18,154,111)	Purchase of financial investments (trading)	(55,031,401)	(18,154,111)
26,477,642	12,353,323	Proceeds from sale or redemption of financial investments (trading)	26,477,642	12,353,323
(332,274)	(151,666)	Accrual of contribution from the Norwegian government	(332,274)	(151,666)
38,153	25,723	Contribution paid by the Norwegian government	38,153	25,723
(3,793,821)	696,062	Unrealized losses/(gains) on financial instruments at fair value	(3,644,990)	611,876
19,227	21,925	Depreciation	19,609	22,323
64,000	0	Income from investments in subsidiary	—	—
(93,648)	(78,795)	Taxes paid	(119,701)	(99,016)

		Changes in:

48,713	(414,325)	Accrued interest receivable	46,737	(539,010)
(8,919,438)	(1,622,963)	Other receivables	(8,965,799)	(1,545,689)
7,888,463	(84,156)	Accrued liabilities	7,908,334	(72,427)

(35,124,325)	(36,214,846)	Net cash flow from operating activities	(34,603,210)	(36,110,414)

(25,093,041)	(32,110,462)	Purchase of financial investments	(25,093,041)	(32,110,462)
63,857,131	6,682,382	Proceeds from sale or redemption of financial investments	63,857,131	6,682,382
(16,077)	(22,085)	Purchases of property and equipment	(16,119)	(22,604)
943	180	Net proceeds from sales of property and equipment	943	180

38,748,956	(25,449,985)	Net cash flow from investing activities	38,748,914	(25,450,504)

(89,013)	283,058	Change in debt to credit institutions	(89,013)	283,058
134,674,812	176,813,500	Proceeds from issuance of commercial paper debt	134,674,812	176,813,500
(141,782,006)	(150,585,850)	Repayments of commercial paper debt	(141,782,006)	(150,585,850)
93,718,123	80,681,465	Proceeds from issuance of bond debt	93,718,123	80,681,465
(85,556,258)	(44,762,852)	Principal payments on bond debt	(85,556,258)	(44,762,852)
1,098	99	Change in subordinated debt and capital contribution securities	1,098	99
1,191,688	0	Issuance of new share capital	1,191,688	0
0	(218,314)	Dividends paid	0	(218,314)

2,158,444	62,211,106	Net cash flow from financing activities	2,158,444	62,211,106

190,761	(9,893)	Effect of exchange rates on cash and cash equivalents	190,761	(9,893)

5,973,836	536,382	Net change in cash and cash equivalents	6,494,909	640,295

693,069	156,687	Cash and cash equivalents as at beginning of period	831,818	191,523

6,666,905	693,069	Cash and cash equivalents at end of period	7,326,727	831,818	29

Cash flows related to financial investments held for trading are reclassified to be included in the line item ‘Net cash flows from operating activities’. In the financial statements for 2007, these figures were included in the line item ‘Net cash flows from investing activities’. The comparative figures for 2007 are reclassified to conform with current presentation.

1. General information
Eksportfinans ASA and its subsidiary, Kommunekreditt Norge AS, provide the Norwegian export sector and local government sector with financial solutions.
Eksportfinans ASA is the parent company of the Group, and is a limited liability company. Eksportfinans ASA is incorporated and domiciled in Norway. The address of the head office is Dronning Mauds gate 15, P.O. Box 1601 Vika, N-0119 Oslo, Norway.
In these financial statements the term ‘Eksportfinans ASA’ is used for the parent company Eksportfinans ASA. The term ‘Kommunekreditt’ is used for the subsidiary Kommunekreditt Norge AS. The terms ‘Group’, ‘Company’ and ‘Eksportfinans’ refer to the parent company and the subsidiary as a financial group. The fiscal year of the Group, the parent company and the subsidiaries, runs from January 1 to December 31.
These consolidated financial statements have been approved for issue by the Board of Directors on February 24, 2009.
2. Summary of significant accounting policies
The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
2.1 Basis of preparation
The Group’s consolidated financial statements have been prepared in line with accounting regulations and legislation in Norway. The Norwegian Accounting Act requires the Group to prepare the financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). This set of standards is not necessarily identical with IFRS as issued by the International Accounting Standards Board (IASB). Mainly, these differences are related to the timing of approval, but there are also material differences in specific standards (e.g. the ‘carve outs’ in IAS 39). For the Group, however, the existing differences are not relevant. Hence, there are no differences in the Company’s application of the IFRS versions, and the consolidated financial statements of Eksportfinans have been prepared in accordance with IFRS as adopted by the EU and IFRS as issued by the IASB. The Norwegian Accounting Act also requires some disclosure in addition to the disclosure required by IFRS. These are related to remuneration, and are included in these financial statements. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and liabilities held at fair value through profit and loss, and as modified by the revaluation made for certain assets when implementing IFRS.
The financial statements of the parent company are prepared in accordance with the so-called simplified IFRS, as regulated under the Norwegian Accounting Act. The relevant regulation adjustments allow Eksportfinans ASA to recognize declared dividend and group contribution from the subsidiaries as revenue, and recognize declared dividend to owners as liability, at the balance sheet date even if the declaration is made at a later date.
New and revised standards (IFRSs) and interpretations (IFRICs) effective for December 31, 2008 and later periods:

	Relevant for the Group	Not relevant for the group

Effective	- Amendments to IAS 39 and IFRS 7	- IFRIC 11
	- IFRIC 14	- IFRIC 12

Available for early adoption	- IFRS 8	- IFRIC 13
	- Amendments to IAS 1	- Amendments to IAS 23
	- Improvements to IFRSs	- Amendments to IFRS 2
- Amendments to IAS 32, IAS 1, IFRS 7 and IFRIC 2
- Revised IFRS 3 and amendments to IAS 27
- Amendments to IFRS 1 and IAS 27
- IFRIC 15
- IFRIC 16
- IFRIC 17
- Amendments to IAS 39

Standards and interpretations effective for December 31, 2008, relevant for the Group
Amendments to IAS 39, ‘Financial Instruments: Recognition and Measurement’, permit an entity to reclassify non-derivative financial assets out of the ‘fair value through profit or loss’ and ‘available-for-sale’ categories in limited circumstances. Financial liabilities, derivatives and financial assets that are designated as at fair value through profit or loss on initial recognition under the ‘fair value option’ cannot be reclassified. The amendments to IAS 39 lead to additional disclosure requirements through consequential amendments to IFRS 7. The amendments are effective from July 1, 2008. The Group assessed an implementation of the amendments for its trading portfolio, and decided not to apply the option for the year ended December 31, 2008.
IFRIC 14, ‘IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interaction’, provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognized as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The interpretation is effective for annual periods beginning on or after January 1, 2008, and is adopted from that date. IFRIC 14 has no effect on the Group’s accounts.
Standards and interpretations effective for December 31, 2008, not relevant for the Group
IFRIC 11, ‘IFRS 2 — Group and Treasury Share Transactions’, provides guidance on whether share-based transactions involving treasury shares or involving group entities (e.g. options over a parent’s shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and group companies. The interpretation is effective for annual periods beginning on or after March 1, 2007, but is not relevant for the Group as it has no relevant transactions.
IFRIC 12, ‘Service Concession Arrangements’, provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public to private service concession arrangements. The interpretation is effective for annual periods beginning on or after January 1, 2008 (although it is not endorsed for use in the EU as of December 31, 2008). The interpretation is not relevant for the Group as it is not party to any such arrangement.

Standards and interpretations available for early adoption for December 31, 2008, relevant for the Group
IFRS 8, ‘Operating Segments ‘, replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, ‘Disclosures about segments of an enterprise and related information’. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. The standard is effective for annual periods beginning on or after January 1, 2009, with earlier application permitted, and will be adopted by the Group from that date. The expected impact is still being assessed in detail by management.
Amendments to IAS 1, ‘Presentation of Financial Statements’, require an inclusion of a statement of financial position as at the beginning of the earliest comparative period whenever an entity retrospectively applies an accounting policy, or makes a retrospective restatement of items in its financial statements, or when it reclassifies items in its financial statements. They also require all items of income and expense (including those accounted for directly in equity) to be presented in the future in a single statement (a ‘statement of comprehensive income’) or in two statements (a separate ‘income statement’ and ‘statement of other comprehensive income’). The standard further introduces new detailed requirements regarding the presentation of items of other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted, and will be adopted from that date. The impact is expected not to be substantial, apart from the added specifications required.
Improvements to IFRSs, the first annual improvement project, was finalized by IASB in 2008, and includes accounting changes for presentation, recognition or measurement purposes, and changes involving terminology or editorial changes with minimal effect on accounting. The changes effect several standards. The changes are effective for annual periods beginning on or after January 1, 2009, or July 1, 2009, with earlier application permitted (although they are not endorsed for use in the EU as of December 31, 2008), and will be adopted from the respective dates. The impact is expected to be immaterial.
Standards and interpretations available for early adoption for December 31, 2008, not relevant for the Group
IFRIC 13, ‘Customer Loyalty Programs’, clarifies that where goods or services are sold together with a customer loyalty incentive (e.g. loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. The interpretation is effective for annual periods beginning on or after July 1, 2008, with earlier application permitted, but is not expected to be relevant for the Group as it does not operate any loyalty programs.
Amendments to IAS 23, ‘Borrowing Costs’, require an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The revised standard is effective for annual periods beginning on or after January 1, 2009, with earlier application permitted, but is not expected to be relevant for the Group as it has no relevant qualifying assets.
Amendment to IFRS 2 (Amendment), ‘Share-Based Payment: Vesting Conditions and Cancellations’, clarifies that vesting conditions are limited to service conditions and performance conditions. Other conditions are considered non-vesting conditions. The amendment is effective retrospectively for annual periods beginning on or after January 1, 2009, with earlier application permitted, but is not expected to be relevant for the Group as it has no share-based payment.
Amendments to IAS 32, ‘Financial Instruments: Presentation’, provide exemptions from the requirement to classify as a liability financial instruments under which an entity has an unavoidable obligation to deliver cash. The amendments set out detailed definitions and circumstances that must be met before these exemptions are available. The amendments to IAS 32 lead to consequential amendments to IAS 1, IFRS 7 and IFRIC 2. The amendments are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted (although they are not endorsed for use in the EU as of December 31, 2008), but are not expected to be relevant for the Group as it has no qualifying financial instruments.
Revised IFRS 3, ‘Business Combinations’, and revised IAS 27, ‘Consolidated and Separate Financial Statements’, resolve many aspects of business combination accounting by restricting options or allowable methods. The most significant changes relate to acquiring a controlling interest, accounting for changes in stake and accounting for the price paid. The revised standards are effective for annual periods beginning on or after July 1, 2009, with earlier application permitted (although they are not endorsed for use in the EU as of December 31, 2008), but are not expected to be relevant for the Group as it has no relevant transactions.
Amendments to IFRS 1, ‘First-Time Adoption of IFRS’, allow first-time adopters to use a deemed cost of either fair value or the carrying amount under the previous accounting practice to measure the initial cost of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements. Amendments to IAS 27, ‘Consolidated and Separate Financial Statements’, remove the definition of the cost method and replace it with a requirement to present dividends as income in the separate financial statements of the investor. The amendments are effective for annual periods beginning on or after July 1, 2009, with earlier application permitted (although they are not endorsed for use in the EU as of December 31, 2008), but are not expected to be relevant for the Group as it is not a first-time adopter of IFRS.
IFRIC 15, ‘Agreements for the Construction of Real Estate’, addresses a divergence in practice regarding the identification of the applicable accounting standard when real estate developers enter into contracts with buyers before the construction is completed. The interpretation provides guidance on the accounting for such agreements. The interpretation is effective for annual periods beginning on or after January 1, 2009, with earlier application permitted (although they are not endorsed for use in the EU as of December 31, 2008), but is not expected to be relevant for the Group as it is not party to any qualifying contracts.
IFRIC 16, ‘Hedges of a Net Investment in a Foreign Operation’, determines which foreign exchange risks from investments in foreign operation qualify for hedge accounting in accordance with IAS 39. The interpretation is effective for annual periods beginning on or after October 1, 2008, with earlier application permitted (although they are not endorsed for use in the EU as of December 31, 2008), but is not expected to be relevant for the Group as it has no qualifying investments.
IFRIC 17, ‘Distribution of Non-cash Assets to Owners’, provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividends to its shareholders. The interpretation is effective for annual periods beginning on or after July 1, 2009, with earlier application permitted (although it is not endorsed for use in the EU as of December 31, 2008), but is not expected to be relevant for the Group as it has no history of qualifying distributions to its owners.
Amendments to IAS 39, ‘Financial Instruments: Recognition and Measurement — Eligible Hedged Items’, provide clarification on two issues relating to hedge accounting, inflation (identifying it as a hedged risk or portion) and hedging with options. The amendments are effective for annual periods beginning on or after July 1, 2009, with earlier application permitted (although they are not endorsed for use in the EU as of December 31, 2008), but are not expected to be relevant for the Group as it has no hedge accounting in accordance with IAS 39.

2.2 Consolidation
Subsidiaries are entities over which the Company has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights.
The consolidated financial statements include the accounts of Eksportfinans ASA and its wholly owned subsidiaries Kommunekreditt Norge AS and eFunding AS. See note 16.
Inter-company transactions and balances have been eliminated in the consolidated financial statements. See note 20 for a specification of intragroup accounts.
Kommunekreditt Norge AS and eFunding AS are incorporated in the parent company accounts of Eksportfinans ASA applying the cost method. Under the cost method Eksportfinans ASA recognizes the investment at cost and recognizes income from the investments only to the extent that it receives distributions from accumulated profits arising after the date of acquisition.
2.3 Foreign currency translation
Items included in the financial statements are measured using the currency of the primary economic environment in which the Group’s entities operate, i.e. the functional currency. Norwegian kroner (NOK) serve as both the functional and presentational currency for the Group.
On initial recognition, foreign currency transactions are recorded applying the spot exchange rate at the date of recognition. At the balance sheet date, foreign currency monetary items are translated using the closing rate. Unrealized gains and losses on foreign currency translations are posted in the income statement. This is not applied for items related to the 108 Agreement with the government, as foreign currency risks are covered by the Agreement. Exchange rate differences on transactions under the Agreement are booked to a settlement account with the government on the balance sheet. See the further description of the 108 Agreement in notes 2.6.1 and 2.6.3.
2.4 Recognition and derecognition of financial assets and liabilities
Securities are accounted for at settlement date. However, the change in fair value from trade date to settlement date is recorded in earnings. All other financial instruments are accounted for at the date that Eksportfinans becomes contractually obliged to the agreement. Financial instruments are derecognized when the contractual rights to receive, or the contractual obligations to pay, cash flows expire or when substantially all the risks and rewards of the instrument are transferred.
2.5 Revenue recognition
Interest income is recognized in the income statement as it accrues, using the effective interest method. This is applied for all interest-bearing financial instruments, regardless of their measurement category.
All interest income and interest expense is classified to net interest income. This includes interest related to financial assets and financial liabilities measured at fair value through profit or loss.
Guarantees issued are recognized initially on the balance sheet at fair value. The fees that the Company receives over the life of the guarantee are amortized to income on a straight-line basis over the period of the obligation in the line item ‘Commissions and income related to banking services’.
2.6 Financial instruments
2.6.1 Financial instruments used and classification in portfolios
The Group’s balance sheet consists to a great extent of financial instruments. The accounting policies related to these assets and liabilities are therefore critical for an understanding of the financial statements.
Financial instruments are classified into the following categories:
•	Financial assets or financial liabilities at fair value through profit or loss
•	Loans and receivables (measured at amortized cost)
•	Other financial liabilities (measured at amortized cost)
Financial assets or financial liabilities at fair value through profit or loss are financial instruments either classified as held for trading, or upon initial recognition designated as at fair value through profit or loss (the fair value option). Financial instruments held for trading include securities acquired principally for the purpose of being sold in the short term, and financial derivatives used to manage market risk. Financial instruments designated upon initial recognition as at fair value through profit or loss consist of lending, liquidity placements, including deposits and securities, borrowings and cash collateral related to swaps.
Loans and receivables measured at amortized cost consist of loans and receivables covered by an agreement with the authorities stipulated in Parliamentary Bill No. 108 (1977-78), (referred to as the 108 Agreement). The 108 Agreement has been established to provide exporters of capital goods financing on terms that are in accordance with OECD (Organization for Economic Co-operation and Development) regulations related to the Consensus Agreement for export financing (the CIRR scheme). Coverage of interest and exchange rate risk for borrowing, lending and liquidity is provided under the 108 Agreement. The Company enters into derivative contracts on behalf of the 108 Agreement to reduce the market risk. See further description in note 2.6.3.
Other financial liabilities, measured at amortized cost, consist of bond debt and other liabilities related to the 108 Agreement.

2.6.2 Measurement
2.6.2.1 Initial measurement
Financial instruments are measured at fair value on the date of recognition, see note 2.4.
2.6.2.2 Subsequent measurement
Measurement at fair value
Fair value is the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arm’s length transaction.
The Group has elected the fair value option for the main portion of its financial instruments, with two exceptions. Firstly, lending, borrowing and liquidity under the government supported 108 Agreement are measured at amortized cost. Secondly, instruments for which fair value measurement is a requirement are not subject to the fair value option. The latter applies for financial assets and liabilities held for trading and all financial derivatives, which are required to be measured at fair value under present regulations.
The fair value option is applied when this results in the most relevant information under the options available for measurements of financial instruments and when alternative principles of measurement result in greater accounting mismatches. The most important cause of accounting mismatch is the requirement to measure all financial derivatives at fair value. Financial derivatives are used in economic hedges of the market risk of specific assets and liabilities. To obtain a symmetrical measurement, the underlying economically hedged transactions, as well as transactions at floating rate that are not subject to individual hedges, have to be measured at fair value. This is obtained through the application of the fair value option for these financial instruments.
The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, expected discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs. See note 4 for a description of fair value measurement.
Measurement at amortized cost
Lending, borrowing and liquidity under the 108 Agreement are measured at amortized cost using the effective interest method. The effective interest method provides the principles of calculating the amortized cost of a financial asset or financial liability, and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument.
Impairments of financial assets
At each balance sheet date the Company assesses whether there is any objective evidence that a financial asset, or group of financial assets, measured at amortized cost is impaired. If any such evidence exists, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the original effective rate or the current effective rate of return for a financial asset with variable interest rate.
2.6.3 Presentation in the balance sheet and income statement
General
Interest accrued but not paid or received and adjustments to fair value are presented in the balance sheet in the same line item as the underlying asset or liability to which the interest relates.
Lending
Loans are recorded, dependent on the counterparty, either in the line item ‘Loans and receivables due from credit institutions’ or in the line item ‘Loans and receivables due from customers’ in the balance sheet, regardless of measurement principles applied. The Company has acquired certain loan agreements from banks for which the bank provide a repayment guarantee, therefore retaining the credit risk of the loans. These loans are classified as loans to credit institutions under present regulations.
Interest income on instruments classified as lending is included in the line item ‘Net interest income’ using the effective interest method, irrespective of measurement principle. The method is described in the section on amortized cost in note 2.6.2.2. Fees are recognized as income or expense at the transaction date when applying fair value, and as interest income using the effective interest method when applying amortized cost measurement.
Changes in the value of loans measured at fair value are included in the line item ‘Net gains/(losses) on financial instruments at fair value’ in the income statement.
The 108 Agreement
The 108 Agreement provides coverage of interest rate and exchange rate risk for qualifying lending, borrowing and liquidity. The aim of the Agreement is to provide a fixed Norwegian krone based margin on qualifying OECD loans by compensating for re-pricing or foreign currency mismatch between the lending and the funding. The Agreement entails the debiting or crediting of settlement accounts continuously throughout the year for realized payment differences related to lending and borrowing. The net amount to be refunded by the government is included in the line item ‘Other assets’ in the balance sheet.
Lending, borrowing and liquidity under the Agreement are included in the relevant balance sheet items together with transactions not covered by the Agreement. Interest income and interest expenses are recorded in the income statement using the effective interest method based on the rates agreed upon under the Agreement. Fees are recognized as interest income using the effective interest method when applying amortized cost.
A decrease in the value at the balance sheet date based on objective evidence of impairment for loans valued at amortized cost is reflected in the line item ‘Impairment charges on loans at amortized cost’ in the income statement.
Under present accounting regulation, certain components of the 108 Agreement, which compensate the Company for gains and losses on certain lending and borrowing transactions covered by the Agreement due to changes in interest and foreign exchange rates, are defined as financial derivatives. Separate measurement at fair value for these derivatives have the potential to result in considerable increases in the Company’s income volatility. See note 14.

Securities
Interest bearing securities, consisting of commercial paper and bonds, are included in the line item ‘Securities’ in the balance sheet.
Interest income on securities is included in the line item ‘Net interest income’ using the effective interest method. The method is described in the section on amortized cost in note 2.6.2.2.
Realized gains or losses from the sale of securities, and changes in fair value of securities, are included in the line item ‘Net gains/(losses) on financial instruments at fair value’ in the income statement.
Derivatives
The fair value of derivative contracts is reported in the balance sheet in separate asset and liability line items depending on the fair value of each contract. The net fair value of each derivative contract determines if it is classified as an asset or as a liability at the reporting date. The embedded derivatives in the 108 Agreement are recognized in the balance sheet as an asset or a liability depending on the net fair value of the derivatives at the reporting date.
Interest, and the interest effect on economical hedging instruments, is classified as interest income or expense in the income statement. Changes in fair value are recorded in the line item ‘Net gains/(losses) on financial instruments at fair value’.
Portfolio Hedge Agreement (PHA)
In March 2008 the Company entered into an agreement with a majority of the shareholders, where the shareholders guarantee for further market value decline in the securities portfolio for an amount up to NOK 5 billion. The agreement is referred to as the Portfolio Hedge Agreement (PHA). The agreement meets the definitions of a financial derivative contract and is measured at fair value. Changes in fair value are recorded in the line item ‘Net gains/(losses) on financial instruments at fair value’ in the income statement. Se note 14 for a description of the agreement.
Borrowings through the issue of securities
All borrowing is measured at fair value with the exception of borrowing under the 108 Agreement, which is measured at amortized cost. Changes in value of borrowings measured at fair value are included in the line item ‘Net gains/(losses) on financial instruments at fair value’ in the income statement.
Reacquired debt
Reacquired debt is deducted from the same line item in which the initial issue was recorded. The reduction is made with the carrying value. For debt not covered by the 108 Agreement, there is no effect in the income statement from the reacquisition, as the debt is already measured at fair value.
2.7 Intangible assets
The Group’s intangible assets include both internally generated and acquired software systems. All have finite useful lives as the economic benefit of these assets is assessed to be time-limited. Identifiable costs for internally developed software controlled by the Group are capitalized as intangible assets when it is probable that economic benefits will exceed development expenses and if it is expected to have a useful life of more than three years.
Direct expenses are materials and salaries to employees directly involved in the projects, and are capitalized. Expenses related to maintenance of software and IT systems are recognized in he income statement as they occur. Capitalized software recorded in the balance sheet is depreciated on a straight-line basis over the asset’s useful life.
See note 17 for further information.
2.8 Property and equipment
Property and equipment are carried at historical cost less depreciation. Cost includes expenses directly related to the acquisition of the asset. Subsequent expenses are capitalized together with the relevant asset if it is probable that future economic benefits associated with the expenses will flow to the Company. Expenses for repairs and maintenance are recognized in the income statement as they occur. Depreciation is made on a straight-line basis over the asset’s useful life.
Depreciation rates are applied to the asset’s deemed cost, as recognized at transition to IFRS, for buildings, and to the asset’s historical cost for other equipment. Land and art is not depreciated.
An asset is derecognized when risks and rewards are transferred to another party.
See note 18 for further information.
2.9 Investment property
Part of the building owned by the Group can be sold separately and is leased out to various tenants. Investment property constitutes approximately 38 percent of the property. The cost model is applied for investment property. After initial recognition investment property is thus accounted for in the same way as property classified under property and equipment, and depreciation is made on a straight-line basis over the property’s useful life.
See notes 7, 10 and 18 for further information related to investment property.
2.10 Impairment of non-financial assets
When there are indications that an intangible asset, a piece of property or equipment, or an investment property may be impaired, its recoverable amount is estimated for that individual asset. The recoverable amount is the higher of an asset’s fair value less cost to sell, and the asset’s value in use. If the recoverable amount is lower than the carrying amount, the carrying amount of the asset is reduced to its recoverable amount. The impairment loss is recognized in the income statement.

2.11 Dividend
Dividend from subsidiaries to the parent company is, in the separate financial statements of Eksportfinans ASA, recognized as income in the fiscal year to which the dividend is related, as Eksportfinans ASA has decided to apply simplified IFRS for its parent company accounts.
2.12 Pension commitments
The Group has a set of employee retirement plans. The plans are generally covered by group pension schemes funded and managed through life insurance companies, determined by periodic actuarial calculations.
Pension schemes of the Group define an amount of pension benefit that an employee will receive on retirement, dependent on several factors, such as age, years of service and compensation. The schemes are defined benefit plans.
The Group is required to establish an occupational pension scheme in accordance with the Norwegian law on required occupational pension (‘lov om obligatorisk tjenestepensjon’). The Group’s pension scheme meets the requirements of that law.
The pension expenses in the income statement are based on assumptions determined at the start of the period while the liability is based on assumptions at the end of the period (i.e. the balance sheet date).
Pension expenses are included in the line item ‘Salaries and other administrative expenses’ in the income statement.
The liability recognized in the balance sheet in respect of defined benefit pensions plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs.
The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The calculation is based on assumptions related to discount rate, future salary adjustments, pension and other payments from the national insurance fund, future return on plan assets and actuarial assumptions on mortality and voluntary resignation.
The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates determined by reference to market yields at the balance sheet date on long term Norwegian government bonds, adjusted to differences in the payment structure and the average maturity of the pension liability.
Expected return on plan assets is calculated at the beginning of the period based on the discount rate, with a risk premium that reflects expected long-term investment profile of the plan assets.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10 percent of the value of plan assets or 10 percent of the defined benefit obligation are recognized in the income statement over the employees’ expected average remaining working lives.
Past service costs are recognized immediately in administrative expenses, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period.
Social security tax related to the pension commitments is calculated based on the net pension obligation for each pension scheme at the end of the year, before taking into account unrecorded past service cost and unrecorded actuarial gain/losses .
Pension liabilities are classified under the line item ‘Provisions’, and prepaid pension cost is classified under the line item ‘Other assets’ in the balance sheet.
See notes 3.2 and 8 for further information.
2.13 Income taxes
The tax expense in the income statement consists of both current payable tax and changes in deferred tax. Current payable tax is based on taxable net income for the year. Change in deferred tax is based on temporary differences between accounting profit and taxable profit.
Deferred taxes in the balance sheet are calculated on the basis of temporary differences. Temporary differences are differences between the recorded value of an asset or liability and the taxable value of the asset or liability. Deferred taxes are calculated based on tax rates and tax rules that are effective at the date of the balance sheet. The most significant temporary differences refer to unrealized gains and losses on financial instruments, non deductible pension expenses and depreciation of investment property and property and equipment.
Taxable and deductible temporary differences which are, or can be, reversed within the same period are offset. The same principle is applied in the consolidated financial statements for the tax group. The tax group consists of the parent company Eksportfinans ASA and its fully owned subsidiary Kommunekreditt Norge AS. Deferred tax is recorded in the balance sheet as a liability (or asset).
Deferred tax assets are recorded in the balance sheet to the extent that it is probable that future taxable income will be available against which they can be utilized.
See note 11 for further information.
2.14 Provisions
A provision is a liability of uncertain timing and amount that is recognized when the Company has a present legal or constructive obligation as a result of a past event and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The amount recognized is measured at the present value expected to be required to settle the obligation at the balance sheet date, taking into account risks and uncertainties surrounding the provision. The amount is only recognized if it can be estimated reliably.
See notes 8 and 22 for further information.

2.15 Leases
The Group acts as both lessor and lessee in operating lease contracts.
Lease income is recognized in the income statement on a straight-line basis over the lease term. Assets subject to lease are recognized in the balance sheet according to the nature of those assets.
Lease payments are recognized as an expense on a straight-line basis over the lease term.
See note 6 for further information.
2.16 Cash equivalents
Cash equivalents are defined as bank deposits with maturity of less than three months from the date of acquisition. Other bank deposits are included in the line items ‘Purchase of financial investments’ and ‘Proceeds from sale or redemption of financial investments’ in the cash flow statement.
See note 29 for further information.
3. Critical accounting estimates and judgments
The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
3.1 Fair value of financial instruments
Eksportfinans uses valuation techniques and theoretical models using market information. These estimates are calibrated against industry standards, economic models and observed transaction prices. Since Eksportfinans has adopted the fair value option for the majority of its financial assets and liabilities, changes to assumptions or estimated levels can significantly impact the fair value of an instrument as reported and have a significant impact on the income statement. The subjectivity of these assumptions is reduced by using observable market inputs in the valuations, such as a quoted price or rate, by using multiple models for valuation purposes, and by obtaining price and rate information from multiple sources.
The use of valuation models is subject to internal control and approval procedures.
Fair value measurement techniques and assumptions are disclosed in note 4.
3.2 Pension commitments
The net present value of pension commitments depends on current economic and actuarial assumptions. Any change made to these assumptions affects the pension commitments amount recorded in the balance sheet and the pension expense.
The discount rate applied when discounting pension benefit obligations is determined by reference to market yields at the balance sheet date on long term Norwegian government bonds, adjusted to differences in the payment structure and the average maturity of the pension liability.
The applied discount rates are 4.7 percent and 3.8 percent for the pension cost and the pension liability respectively.
Estimated sensitivity of pension cost and obligation from changes in the discount rate:

(NOK millions)	Gross pension cost 1)	Projected benefit obligation

Discount rate applied	4.70%	3.80%
Actuarial calculation	22.7	181.9

Effect from 1 percentage point increase	(3.0)	(30.9)
Effect from 1 percentage point decrease	3.8	40.0

1)	Gross pension cost consists of the items ‘service cost’ and ‘interest cost’ specified in note 8.
The type of pension fund investments and historical returns determine the expected return on pension funds. In the past, the average return on pension funds has been higher than the risk-free rate of interest, as part of the pension funds have normally been allocated in securities with slightly higher risk than government bonds. The expected return has thus been estimated on the basis of the discount rate plus an addition reflecting past excess returns.
Other fundamental assumptions for pension commitments include future salary adjustments, pension and other payments from the national insurance fund, anticipated increase in the National Insurance basic amount (the G amount), anticipated contractual pension agreement (CPA) acceptance and life expectancy.
See note 2.12 for accounting principles and note 8 for further information.
4. Fair value of financial assets and liabilities
Fair value of financial instruments are displayed in note 13.
The fair values of financial instruments are determined either with reference to a price quoted in an active market for that instrument, or by using a valuation technique.
Prices quoted in active markets are prices readily and regularly available from exchanges, brokers, market makers and pricing vendors, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

An active market is one in which transactions, for the financial asset or financial liability being valued, occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A market is considered to be non-active when there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or little information is released publicly for the financial asset or financial liability. Pricing observability is affected by a number of different factors, such as type of financial instrument, whether the instrument is new to the market, characteristics specific to the transaction, and general market conditions.
The degree of judgment used in the measurement of fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have higher observability of prices, and less judgment is exercised when measuring fair value. Conversely, instruments traded in non-active markets, or that do not have quoted prices, have lower observability of prices, and fair value is estimated through valuation models or other pricing techniques that require a higher degree of judgment.
The methodology used for estimating the fair value using a valuation model is to calculate the expected cash flows under the terms of each specific contract, and then discount these back to present values. The expected cash flows for each contract are either determined directly by reference to actual cash flows implicit in observable market prices, or through modeling cash flows by using appropriate financial market pricing models. The valuation technique makes maximum use of market inputs, and relies as little as possible on entity-specific inputs. These techniques use observable market prices and rates as inputs, including interest rate yield curves for substantially the full term of the asset or liability, equity and commodity prices, option volatilities and currency rates. In some instances, the input to the valuation technique is determined using a regression analysis utilizing observable market data. In certain cases, the valuation techniques incorporate a limited number of unobservable inputs, but for the most part only to an extent considered insignificant for the fair value calculations. The calculated values are in general adjusted with appropriate credit spreads obtained from the market.
For financial instruments for which prices are obtained from the market, pricing vendors provide prices quoted from trading screens. Although the prices generally are not binding or directly tradable, they are observable in the market. As such, the Company primarily has financial instruments for which prices are quoted in an active market, or financial instruments for which credit spreads or other model inputs are observable in the market, and the models used to price them are transparent. Most of the portfolios consist of financial instruments for which the value is calculated by valuation models, as liquidity in the markets has been significantly reduced over the past year. The Company has developed an understanding of the information used by third party pricing sources to describe the estimated prices or model inputs. The information obtained from third party pricing sources was evaluated and relied upon based on the degree of market transactions supporting the price indications and the firmness of the price indications. In most cases, the current market conditions caused the price indications to be non-binding and supported by very limited to no recent market activity. In these instances, our judgment was that this third party information was a reasonable indication of the financial instrument’s fair value.
In general, the Company goes through the following process to establish fair value for each financial instrument:
•	First, the Company seeks to identify current quoted prices in active markets.
•	If there are no current quoted prices, the Company seeks to identify recent transactions for the same instrument.
•	If there are no quoted prices for the same instrument, the Company seeks to identify quoted prices for another instrument that is substantially the same.
•	If there are no quoted prices, the Company seeks to identify appropriate market-quoted rates (e.g. yield curves, volatilities and currency rates) to be used as inputs into a valuation technique.
•	In certain instances, it is necessary for the Company to use unobservable inputs into the valuation technique. These inputs are to the fullest extent possible based on other observable prices or rates identified during the above mentioned steps.
See below for a discussion on how fair value is established for each class of financial assets and liabilities:
Loans and receivables due from credit institutions or customers:
The fair values of loans and receivables due from credit institutions or customers are determined using a discounted cash flow model, incorporating appropriate yield curves and credit spreads obtained from the market. These debt instruments are not actively traded and consequently, these instruments do not have observable market prices subsequent to loan origination.
For export lending, interest rate curves are obtained from market sources, and credit spreads are based on initial spreads at the time of loan origination. The initial spread is usually not adjusted because these loans are fully guaranteed by a bank or the Norwegian Guarantee Institute for Export Credits (GIEK). An increase in the credit risk of the debtor will, as a result of the guarantee, not lead to more than an insignificant increase of the combined credit risk. For example, a loan made to a debtor guaranteed by a specific bank has a considerably lower spread than a direct loan made to the same bank. The Company therefore believes it would be reasonable to assume, in the absence of evidence to the contrary, that no changes have taken place in the spread that existed at the date the loan was made. The Company does make reasonable efforts to determine whether there is evidence that there has been such a change in spread. Credit ratings of all guarantors are monitored on an ongoing basis. Spreads are adjusted upon significant changes in rating for the guarantor since origination date, as the Company considers this as evidence of widening of spreads. Further, the Company analyses the development of initial margins over time. These data show that initial margins obtained for new guaranteed loans have not been functions of time, not even over the past two years. Credit spreads for guaranteed loans given by the Company, have consequently not increased with the significant general credit spread increase during the past eighteen months. The spreads applied to fair value measurement of export loans are unobservable. Increasing the spreads applied in fair value measurement by 10 basis points, would decrease the value of the export lending portfolio by approximately NOK 120 million. The guarantees received are embedded in the loan agreements, and not separately transferable.
For municipal lending, interest rate curves and credit spreads are based on observable market data. The credit spreads used in the model are supported by quotes obtained from three different price providers. For loans guaranteed by municipalities, the same methodology is used as for guaranteed export lending.
For direct loans to Norwegian savings banks, interest rate curves and credit spreads are based on observable market data. As of December 31, 2008, the primary market for funding for Norwegian savings banks is funding from the Central Bank of Norway. This is a funding program that has been available for a long time. However, this funding source has become more attractive as the inter-bank market has dried up. This is not a program subsidized by the Norwegian government and the transactions are deemed to be market transactions on arm’s length basis. There were two significant lending transactions occurring close to year end, one loan with a two year maturity and one loan with a three year maturity. Since October 2008, Norwegian savings banks have also had access to funding from the Norwegian Government in a plan were securities can be swapped with government debt at a given interest rate. This rate is determined through the Dutch auctions held by the Central Bank of Norway. The volume-weighted interest rates from these transactions are used to derive the credit spread relative to the benchmark interest rate (Norwegian Interbank Offer Rate - NIBOR) at the same date. The Company adjusts credit spreads for these loans for corresponding maturities. For longer maturities, an applicable credit spread curve is derived by adjusting credit spread curves from the market to fit the observable market transactions at the shorter maturities. In other words, the shape of other spread curves are applied to the data points derived from the observable market transactions discussed above.

The credit spread curves obtained from the market are from widely published reports from market participants on indicative spreads for identical or similar loans. The spreads are published in the market shortly after month end, but do not represent offers, or solicitations of offers, to purchase or sell financial instruments. To ensure that the information can be used for fair value measurement purposes, Eksportfinans performs an assessment of the evaluations, calculations, opinions and recommendations of the publications. The spreads come partly from trading screens quoting actual trades, and partly from matrix pricing and interpolations including judgments by the distributors. Eksportfinans has assessed their interpolation methodologies, matrix pricing algorithms and models to be adequate and of sufficient quality.
All credit spread adjustments of initial spreads are individually assessed for reasonableness relative to appropriate credit spread development over time, spreads for similar guarantors, and spreads on new similar loans or guarantees.
Securities:
Fair value of Eksportfinans’ portfolio of securities is partially established using valuation techniques and partially using prices quoted in active markets. Eksportfinans aims to maximize the use of observable inputs, and minimize the use of unobservable inputs, when estimating fair value. The valuation techniques used by Eksportfinans are well known and widely used models. The models use only publicly available market data as input, such as index levels, stock prices and bond credit spreads. Whenever available, the Company obtains quoted prices in active markets for fixed maturity securities at the balance sheet date. Market price data is generally obtained from exchange or dealer markets.
Prior to July 2008, Eksportfinans used external price quotes to estimate the fair value of all its securities. Since autumn 2007, markets have become increasingly illiquid. Previously, pricing and spread quotes were based on significant trading volumes and frequent trades. During 2008, they have generally been based on small trading volumes and transactions from dates significantly earlier than the measurement date. In July 2008, Eksportfinans assessed externally quoted prices for most of its securities to be of inadequate quality. Trading volumes of securities that Eksportfinans holds had decreased significantly, and the small remaining trading volumes were viewed as no longer being representative for the fair value of the securities. The Company therefore developed a factor model, deriving comparable spreads from the remaining liquidity of similar securities. An extensive analysis showed that only two factors were necessary to explain spread development with a high degree of accuracy. The two factors are the two year spread between the Euro swap two year rate and Euro government two year rate, and the iTraxx five year senior financials index spread. Eksportfinans applied the factor model to 80 percent of the securities, representing approximately 70 percent of the trading portfolio measured at market value as of December 31, 2008.
For the remaining securities not valued with the factor model, four had such short time to maturity that par value was used. One security was priced in the Company’s main trading system due to its simplicity. Two securities with Washington Mutual as counterparty were priced using one source each, but calibrated with other quotes. For the remaining securities, Eksportfinans retrieved prices and credit spread quotes from sixteen different market makers and pricing vendors. These were securities issued in countries having extended binding governmental guarantees, securities from defaulted issuers, securities from issuers in clear financial distress, and securities with only a short time to maturity.
The quotes may come from securities with similar attributes, from a matrix pricing methodology, or from internal valuation models utilizing different methodologies. These methodologies consider such factors as the issuer’s industry, the security’s rating and tenor, its coupon rate and type, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. Among the sixteen different quote providers, the two major covered 41 percent of the portfolio for which quotes were fetched. 53 percent of these securities had only one quote, 29 percent had two quotes and 7 percent had three quotes. Eksportfinans has established various controls to ensure the reasonableness of quotes for securities receiving only one quote, such as reconciling with other securities of similar currency, maturity, country or issuer. For securities receiving more than one quote, special consideration is given if the difference between the quotes exceeds set thresholds. For the bulk of the externally quoted portfolio, the spread in quotes was less than 5 basis points. For 0.3 percent of the quoted portfolio the difference between the highest and lowest quote was more than 5 percent. The maximum difference was 6.6 percent. For all quoted prices the median quote was used.
Financial derivatives:
Currency and interest rate swaps are valued using a valuation model technique incorporating appropriate credit spreads obtained from the market, as well as other observable market inputs, such as interest rate levels and market volatilities. Structured swaps mirroring the embedded derivatives in structured debt issues are modeled as described for structured bond debt. All swaps are governed by credit support annexes (CSAs), and movement of cash collateral will offset credit spread changes. Non-performance risk is hence included in the fair value of the financial derivative portfolio assets and liabilities.
Structured bond debt:
Structured bond debt consists of bond issues where the coupon rate, currency, maturity date and notional amount may vary with market conditions. For instance, the maturity will vary as a significant part of the structured bond debt has call and trigger features depending on the passage of time and/or market levels.
Eksportfinans’ structured issues currently consist of six main structure types:
•	One type pay coupon in a different currency than the foreign exchange cross (FX) for which the coupon is calculated.
•	One structure pays a coupon being a minimum of two FX’s.
•	One structure type is fixed rate securities with Bermudan optionalities.
•	One type has digital attributes. For example if the FX rate is above a given strike level, the coupon paid will be high, if the FX is below the strike, the coupon paid will be low.
•	One pays coupon which is inversely linked to the London Interbank Offer Rate (LIBOR).
•	One type includes structures having a coupon depending on the difference between two interest rates, for example ‘2 year swap minus 10 year swap’. This difference is multiplied with a factor, and both one and two currencies can be involved.
Structured bond debt (and their corresponding swaps, see section on financial derivatives above) are valued using different, well known valuation models, such as Black and Scholes and Hull/White, as appropriate for the different types of structures. All models use observable market data. Volatilities, correlations, CMS factors, spreads etc., are imported (unadjusted) directly from widely used information systems like Reuters and Bloomberg. The programming codes of these valuation models are available, and known to the Company. All models are calibrated to produce the transaction price at day one and consequently there is no day one profits calculated using Eksportfinans’ methodology.

The models used by Eksportfinans for fair value measurement of structured bond debt have ten levels of accuracy, where 1 means least accurate but the shortest calculation time. For annual financial reporting purposes, the modeling accuracy used is 5. This is chosen after extensive testing conducted both by the Company and the system vendor, considering calculation time requirements, accuracy requirements, structure types, and calculation power.
The fair values established using the valuation models above are further supported by two sources of evidence. First, the values are assessed for reasonableness against values for the same instruments received from the counterparty in the transaction. Second, Eksportfinans buys back structured debt from time to time, and the fair values established are assessed for reasonableness against buy back transaction prices for similar debt.
Other bond debt:
Fair value of other bond debt is established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves and credit spreads obtained from the market. The credit spread quotes are obtained from a market participant considered to be the major price provider for the relevant bond debt. Quotes are from trading screens or from matrix pricing methodologies, and are quoted as indicative but not binding. From the quotes obtained, to price the other bond debt of the same type with different maturities, a yield curve is derived by using an interpolation methodology. In order to assess the reasonableness of these quotes, additional spread quotes are obtained from other price vendors. Significantly deviating quotes are followed up by a request for a confirmation of the quote and a comment on trading volume. Further, the spread quotes used are compared against observable CDS quotes on Bloomberg.
Commercial paper debt:
Fair value of commercial paper debt (CP) is established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves. Interest rate curves are obtained from market sources and credit spreads are based on initial margin relative to LIBOR at the time of borrowing. As Eksportfinans issued CP at approximately the same levels close to year end as the CP issued earlier in the year, no credit spread adjustment was done for the commercial paper debt. The spreads applied to fair value measurement of CP are unobservable. Increasing the spreads applied in fair value measurement by 10 basis points would decrease the value of CP outstanding by approximately NOK 13 million.
Subordinated debt and capital contribution securities:
Fair value of subordinated bond debt and capital contribution securities are established using a valuation model technique based on discounted cash flows, incorporating appropriate interest rate curves and credit spreads obtained from the market. The credit spreads are obtained from the arranger banks. Quotes come either as credit spreads relative to USD swap rates or the Gilt curve, or as a quoted fair value price. For quotes received in the form of credit spreads, appropriate net present value calculations derive the fair value of the security, using the quoted credit spread relative to the corresponding curve.
Internal funding of subsidiary Kommunekreditt:
Eksportfinans ASA is the only funding source for the subsidiary Kommunekreditt. The price of the intercompany loans from Eksportfinans to Kommunekreditt is determined based on the arms length principle so that the loans given to Kommunekreditt provides the Company a margin compared to what the Company projects that it can fund itself at. The basis for the price is the forecasted funding mix for the Company. The Company receives funding from structured bond issues, unstructured bond issues and commercial paper issues, all at different levels relative to LIBOR. The projected funding cost for each funding type and the forecasted funding mix are used to derive an average funding cost in US dollars. As Kommunekreditt lends in NOK they also receives funding in NOK. Eksportfinans swaps the USD amounts to NOK on each transfer date adding the cost of the USD/NOK basis swap to the funding price.
Most of Kommunekreditt’s loans are plain vanilla loans to Norwegian municipalities and savings banks and these are in general funded on a case by case basis. The price of these intercompany loans is determined on a monthly basis as described above. Fair value of these intercompany loans is calculated using a discounted cash flow model discounting to swap curve levels in the funding currencies (USD and EUR). Ten loans have extension and coupon optionalities and fair values are calculated in the same models as used for structured bond issues (see section on structured bond debt). The discounted cash flow values are then credit spread adjusted using spreads implicit in the price available to Kommunekreditt as of the measurement date, i.e. all loans outstanding at December 31, 2008, are credit spread adjusted based on the interest rate available for Kommunekreditt for new intercompany loans in December 2008.

5. Net gains/(losses) on financial instruments at fair value
Net realized and unrealized gains/(losses) on financial instruments at fair value:

Parent company			Group
2008	2007	(NOK thousands)	2008	2007

963	6,195	Securities	963	6,195
72,844	0	Financial derivatives	72,844	0
21,846	(825)	Foreign currencies	21,846	(825)
87,213	18,162	Other financial instruments at fair value	87,213	18,162

182,865	23,532	Net realized gains/(losses)	182,865	23,532

(127,326)	(206,338)	Loans and receivables	(281,549)	(123,023)
(2,986,961)	(1,135,395)	Securities	(2,986,961)	(1,135,395)
(3,649,100)	(1,541,928)	Financial derivatives	(3,643,708)	(1,541,057)
(82,252)	4,353	Commercial paper debt	(82,252)	4,353
10,499,205	2,100,892	Bond debt	10,499,205	2,100,892
106,807	80,634	Subordinated debt and capital contribution securities	106,807	80,634
15,632	3,116	Foreign currencies	15,632	3,116
17,816	(1,396)	Other financial instruments at fair value	17,816	(1,396)

3,793,821	(696,062)	Net unrealized gains/(losses)	3,644,990	(611,876)

3,976,686	(672,530)	Net realized and unrealized gains/(losses)	3,827,855	(588,344)

Net unrealized gains/(losses) on securities:

Parent company			Group
2008	2007	(NOK thousands)	2008	2007

(1,658,604)	(591,694)	Securities held for trading	(1,658,604)	(591,694)
(1,328,357)	(543,701)	Securities designated as at fair value at initial recognition	(1,328,357)	(543,701)

(2,986,961)	(1,135,395)	Total	(2,986,961)	(1,135,395)

See note 32.4 for a presentation of the above tables through the eyes of management.
6. Leases
Eksportfinans ASA leases parts of its office building to unrelated parties under operating lease contracts, with lease terms generally between five and ten years. The future minimum lease payments receivable under non-cancelable operating leases in the aggregate and for each of the following periods is shown In the table below:

Parent company			Group
Dec. 31, 2008	Dec. 31, 2007	(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

6,391	6,382	Up to and including one year	6,391	6,382
11,158	13,230	From 1 year up to and including 3 years	11,158	13,230
7,817	9,075	From 3 years up to and including 5 years	7,817	9,075
5,599	9,603	After 5 years	5,599	9,603

30,965	38,290	Total payments receivable	30,965	38,290

Eksportfinans ASA’s wholly owned subsidiary Kommunekreditt Norge AS has an operating lease contract as a lessee, with an original lease term of ten years. The non-callable unexpired term of the contract is two years. The total of future minimum lease obligation under non-cancelable operating leases, by period when payment is due, is shown in the table below:

Parent company			Group
Dec. 31, 2008	Dec. 31, 2007	(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

0	0	Up to and including one year	971	925
0	0	From 1 year up to and including 3 years	991	1,928
0	0	From 3 years up to and including 5 years	0	0
0	0	After 5 years	0	0

0	0	Total obligation	1,962	2,853

7. Other income

Parent company			Group
2008	2007	(NOK thousands)	2008	2007

1,428	1,231	Rental income	1,428	1,231
5,131	6,301	Rental income investment property	5,131	6,301
12,000	12,000	Services to intra-group company	—	—
(36)	37	Other income /(expenses)	(36)	41

18,523	19,569	Total	6,523	7,573

8. Employee retirement plan
The Group has a defined benefit occupational scheme for all employees in the form of a group pension scheme. The Group also has a contractual pension agreement (CPA) scheme that entitles staff to benefits from the age of 62 until they are eligible for a National Insurance pension upon reaching the age of 67.
The actuarial calculations are based on the following assumptions:

Expenses			Commitments
2008	2007	(Percent)	Dec. 31, 2008	Dec. 31, 2007

4.70	4.40	Discount rate	3.80	4.70
5.75	5.50	Expected return on plan assets	5.80	5.75
4.50	4.50	Future salary increases	4.00	4.50
4.25	4.25	Future basic amount increase	3.75	4.25
2.00	2.00	Future pension increases	2.25	2.00
20.00	20.00	Expected CPA acceptance	20.00	20.00
K2005	K2005	Demographic assumption about mortality rate *)	K2005	K2005

*)	Statistical assumptions about mortality, as officially calculated in 2005.
The pension expenses consist of the following components:

Parent company			Group
2008	2007	(NOK thousands)	2008	2007

13,561	11,539	Current service cost	15,869	13,399
5,848	6,298	Interest cost	6,821	7,004
(5,481)	(5,534)	Expected return on plan assets	(6,409)	(6,267)
211	211	Amortization of past service cost	230	232
(36)	0	Amortization of actuarial (gains)/losses	81	3
271	273	Administration cost	367	336
2,017	1,860	Social security tax	2,349	2,178

16,391	14,647	Total pension expenses	19,308	16,885

The amounts determined in the balance sheet are determined as follows:

Parent company			Group
Dec. 31, 2008	Dec. 31, 2007	(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

124,297	112,046	Present value of funded obligations	142,213	133,517
95,373	99,969	Fair value of plan assets	108,712	115,866

28,924	12,077	Underfunded/(funded) status of funded obligations	33,501	17,651

34,228	26,408	Present value of unfunded obligations	39,693	28,007

63,152	38,485	Underfunded/(funded) status of all obligations	73,194	45,658

(2,536)	(2,746)	Unrecorded past service cost	(2,799)	(3,028)
4,562	14,460	Unrecorded actuarial (gains)/losses	(1,391)	10,727

65,178	50,199	Net pension liability	69,004	53,357

66,079	51,118	Pension liabilities in the balance sheet	69,905	54,276
901	919	Prepaid pension cost in the balance sheet	901	919

65,178	50,199	Net pension liability	69,004	53,357

7,881	4,869	Social security tax included	9,122	5,756

The movement in the defined benefit obligation over the year is as follows:

Parent company			Group
Dec. 31, 2008	Dec. 31, 2007	(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

138,454	178,686	Beginning of year	161,525	200,563
13,561	11,539	Current service cost, excluding social security taxes	15,869	13,399
5,848	6,298	Interest cost	6,821	7,004
606	(61,761)	Actuarial losses/(gains)	(2,564)	(63,670)
2,017	4,869	Social security tax	2,349	5,756
(1,961)	(1,177)	Benefits paid	(2,094)	(1,527)

158,525	138,454	Obligation at and of year	181,906	161,525

The contributions expected to be paid to the Group’s pension schemes in 2009 is NOK 13 millions.

The movement in the fair value of plan assets of the year is as follows:

Parent company			Group
Dec. 31, 2008	Dec. 31, 2007	(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

99,969	137,853	Beginning of year	115,866	156,198
5,481	5,534	Expected return on plan assets	6,409	6,267
(9,133)	(42,258)	Actuarial gains/(losses)	(14,506)	(47,854)
0	(273)	Employer contributions	2,019	2,142
(944)	(887)	Benefits paid	(1,076)	(887)

95,373	99,969	Assets at end of year	108,712	115,866

Plan assets are invested as follows (according to regulatory guidelines established for life insurance companies):

Parent company			Group
Dec. 31, 2008	Dec. 31, 2007	(Percent)	Dec. 31, 2008	Dec. 31, 2007

4	28	Equity securities	4	28
73	57	Debt securities	73	57
17	12	Property	17	12
6	3	Other assets	6	3

100	100	Total plan assets	100	100

2008	2007	(Percent)	2008	2007

2.2	9.1	Actual return on plan asset	2.2	9.1

Historical development of the pension liabillities:

Parent company at December 31,						Group at December 31,
2008	2007	2006	2005	2004 *)	(NOK thousands)	2008	2007	2006	2005	2004 *)

158,525	138,454	178,686	122,526	128,758	Present value of defined benefit obligations	181,906	161,525	200,563	141,712	142,370
95,373	99,969	137,853	160,340	125,686	Fair value of plan assets	108,712	115,866	156,198	176,045	140,357

63,152	38,485	40,833	(37,814)	3,072	Pension plan deficit/(surplus)	73,194	45,658	44,365	(34,333)	2,013
2,026	11,714	(5,173)	3,170	(21,808)	Unrecorded actuarial (gains)/losses and past service cost	(4,190)	7,698	(5,298)	2,867	(25,663)

65,178	50,199	35,660	(34,644)	(18,736)	Net recorded pension liability/(asset)	69,004	53,357	39,067	(31,466)	(23,650)

*)	The figures for 2004 are according to previous GAAP and not adjusted to IFRS
9. Salaries and other administrative expenses

Parent company			Group
2008	2007	(NOK thousands)	2008	2007

103,070	89,209	Salaries, pension expenses and social security	118,831	103,917
42,695	39,778	Administrative expenses	51,398	48,305

145,765	128,987	Total	170,229	152,222

10. Other expenses

Parent company			Group
2008	2007	(NOK thousands)	2008	2007

4,467	4,065	Building service	4,477	4,110
609	569	Building service investment property	609	569
0	0	Leases	1,001	950
7,958	6,138	Other expenses	8,571	6,536

13,034	10,772	Total	14,658	12,165

11. Income taxes
Taxes payable:

Parent company			Group
2008	2007	(NOK thousands)	2008	2007

4,602,323	(320,028)	Pre-tax operating profit/(loss)	4,659,845	(209,872)
1,010	(62,352)	Permanent differences	2,429	3,006
(3,757,948)	735,000	Change in temporary differences	(3,608,377)	652,719
0	(10,621)	Pension scheme transition effect	0	(11,297)

845,385	341,999	Taxable income	1,053,897	434,556

236,708	95,760	Current taxes	295,092	121,676
(226)	0	Change in last year’s tax provision	(226)	0
1,052,225	(205,800)	Change in deferred taxes	1,010,345	(182,761)

1,288,707	(110,040)	Total income taxes in income statement	1,305,211	(61,086)

236,708	95,760	Current taxes in statement of income	295,092	121,676
(1,116)	0	Withholding tax already paid	(1,116)	0
(3,230)	0	Tax effect from expenses related to new share capital	(3,230)	0

232,362	95,760	Taxes payable in balance sheet	290,745	121,676

Deferred taxes / deferred tax assets:

Parent company			Group
2008	2007	(NOK thousands)	2008	2007

(123,897)	81,903	Deferred tax/(deferred tax assets) beginning of year	(79,125)	103,636

(3,307)	(2,958)	Revaluation of property	(3,307)	(2,958)
3,776,659	(698,450)	Mark-to-market adjustments financial instruments	3,627,830	(615,714)
(254)	(8,603)	Excess book value over tax depreciation	(328)	(8,623)
(15,150)	(24,989)	Employee retirement plan	(15,818)	(25,424)

3,757,948	(735,000)	Change in tax-increasing temporary differences	3,608,377	(652,719)

28%	28%	Applied tax rate	28%	28%

1,052,225	(205,800)	Tax on changes in temporary differences	1,010,345	(182,761)

928,328	(123,897)	Deferred tax/(deferred tax assets) end of year	931,220	(79,125)

Temporary differences:

Parent company			Group
Dec. 31, 2008	Dec. 31, 2007	(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

135,250	138,557	Revaluation of property	135,250	138,557
3,268,430	(508,229)	Mark-to-market adjustments financial instruments	3,282,709	(345,123)
(23,044)	(22,790)	Excess book value over tax depreciation	(23,167)	(22,840)
(65,178)	(50,028)	Employee retirement plan	(69,005)	(53,184)

3,315,458	(442,490)	Total tax-increasing temporary differences	3,325,787	(282,590)

928,328	(123,897)	Tax on temporary differences	931,220	(79,125)

Reconciliation of income taxes:

Parent company			Group
2008	2007	(NOK thousands)	2008	2007

4,602,323	(320,028)	Pre-tax operating profit/(loss)	4,659,845	(209,872)

1,288,650	(89,608)	Tax calculated at a 28 % nominal tax rate	1,304,757	(58,764)

(200)	(64,433)	Income not subject to tax	(200)	(433)
1,210	2,081	Expenses not deductible for tax purposes	2,629	3,439
(807)	(10,621)	Other items	(807)	(11,299)

203	(72,973)	Reconciliation items	1,622	(8,293)

57	(20,432)	Tax effect on reconciliation items	454	(2,322)

1,288,707	(110,040)	Taxes / (tax income) in the income statement	1,305,211	(61,086)

28.0%	34.4%	Effective tax rate of taxes in the income statemen	t 28.0%	29.1%
0.0%	-6.4%	Tax effect from reconciliation items above	0.0%	-1.1%

28.0%	28.0%	Tax rate after reconciliation	28.0%	28.0%

28.0%	28.0%	Applicable tax rate	28.0%	28.0%

0.0%	0.0%	Difference	0.0%	0.0%

12. Measurement categories of financial assets and financial liabilities
The classes of financial instrument fall into the following measurement categories (amounts in NOK thousands):

Parent company	2008				2007
Financial assets	FVO1)	HFT2)	L&R3)	Total	FVO1)	HFT2)	L&R3)	Total

Cash	4	0	0	4	4	0	0	4
L&R*) due from credit institutions	89,567,254	0	477,150	90,044,404	89,876,177	0	462,061	90,338,238
L&R*) due from customers	26,169,794	0	31,822,949	57,992,743	17,169,521	0	17,638,478	34,807,999
Securities	44,623,467	63,514,054	0	108,137,521	50,753,520	29,379,566	0	80,133,086
Financial derivatives	0	27,294,201	0	27,294,201	0	9,743,981	0	9,743,981
Other assets	11,378,619	0	905,977	12,284,596	1,860,441	0	607,375	2,467,816

Total	171,739,138	90,808,255	33,206,076	295,753,469	159,659,663	39,123,547	18,707,914	217,491,124

Financial liabilities	FVO1)	HFT2)	OLB4)	Total	FVO1)	HFT2)	OLB4)	Total

Deposits by credit institutions	326,595	0	0	326,595	324,016	0	0	324,016
Commercial paper debt	33,609,108	0	0	33,609,108	31,277,368	0	0	31,277,368
Bond debt	192,811,783	0	32,619,706	225,431,489	156,995,485	0	18,042,424	175,037,909
Financial derivatives	0	18,372,225	0	18,372,225	0	6,933,800	0	6,933,800
Other liabilities	8,076,312	0	235,570	8,311,882	145,807	0	203,880	349,687
Subordinated debt	1,909,070	0	0	1,909,070	1,378,778	0	0	1,378,778
Capital contribution securities	444,943	0	0	444,943	558,600	0	0	558,600

Total	237,177,811	18,372,225	32,855,276	288,405,312	190,680,054	6,933,800	18,246,304	215,860,158

Group	2008				2007
Financial assets	FVO1)	HFT2)	L&R3)	Total	FVO1)	HFT2)	L&R3)	Total

Cash	4	0	0	4	4	0	0	4
L&R*) due from credit institutions	35,710,934	0	477,150	36,188,084	26,872,189	0	462,061	27,334,250
L&R*) due from customers	80,927,660	0	31,822,949	112,750,609	81,138,106	0	17,638,478	98,776,584
Securities	44,623,467	63,514,054	0	108,137,521	50,753,520	29,379,566	0	80,133,086
Financial derivatives	0	27,294,201	0	27,294,201	0	9,743,651	0	9,743,651
Other assets	11,380,819	0	905,977	12,286,796	1,797,050	0	607,375	2,404,425

Total	172,642,884	90,808,255	33,206,076	296,657,215	160,560,869	39,123,217	18,707,914	218,392,000

Financial liabilities	FVO1)	HFT2)	OLB4)	Total	FVO1)	HFT2)	OLB4)	Total

Deposits by credit institutions	326,595	0	0	326,595	324,016	0	0	324,016
Commercial paper debt	33,609,108	0	0	33,609,108	31,277,368	0	0	31,277,368
Bond debt	192,811,783	0	32,619,706	225,431,489	156,995,485	0	18,042,424	175,037,909
Financial derivatives	0	18,368,301	0	18,368,301	0	6,934,797	0	6,934,797
Other liabilities	8,076,312	0	221,342	8,297,654	145,807	0	214,456	360,263
Subordinated debt	1,909,070	0	0	1,909,070	1,378,778	0	0	1,378,778
Capital contribution securities	444,943	0	0	444,943	558,600	0	0	558,600

Total	237,177,811	18,368,301	32,841,048	288,387,160	190,680,054	6,934,797	18,256,880	215,871,731

*)	L&R = Loans and receivables

1)	FVO: Financial instrument at fair value through profit or loss — designated at initial recognition (fair value option)

2)	HFT: Financial instrument at fair value through profit or loss — held for trading

3)	L&R: Financial instrument at amortized cost — loans and receivables

4)	OLB: Financial instrument at amortized cost — other liabilities
The amounts in the above tables are carrying amounts.

13. Fair value of financial instruments
The following table presents the financial assets and liabilities of the balance sheet, with the fair value of each class of financial instrument:

Parent company			Group
Dec. 31, 2008	Dec. 31, 2007	(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

		Assets
4	4	Cash	4	4
90,100,233	90,374,492	Loans and receivables due from credit institutions	36,243,913	27,370,504
63,419,066	36,777,127	Loans and receivables due from customers	118,176,932	100,745,712
108,137,521	80,133,086	Securities	108,137,521	80,133,086
27,294,201	9,743,981	Financial derivatives	27,294,201	9,743,651
12,284,596	2,467,816	Other assets	12,286,796	2,404,425

		Liabilities
326,595	324,016	Deposits by credit institutions	326,595	324,016
33,609,108	31,277,368	Commercial paper debt	33,609,108	31,277,368
230,001,527	176,382,226	Bond debt	230,001,527	176,382,226
18,372,224	6,933,800	Financial derivatives	18,368,301	6,934,797
8,311,882	349,687	Other liabilities	8,297,653	360,263
1,909,070	1,378,778	Subordinated debt	1,909,070	1,378,778
444,943	558,600	Capital contribution securities	444,943	558,600

See note 4 for description of fair value measurement.
14. Financial derivatives
Financial derivatives are used in the risk management of the Company’s financial activities with the purpose of obtaining economic hedging. The risk elements of derivatives related to the issue of securities in the international capital markets (embedded derivatives) are covered through hedging transactions. Financial derivatives are also used to provide the Company’s borrowers with the required foreign currency, interest rate terms and financing structure, and to cover the interest and exchange rate risk related to financial investments. In addition, derivatives can be used to a limited extent in the trading portfolio.
The credit risk related to existing agreements is considered to be low, as all parties involved are major Norwegian and international financial institutions. In addition to trading only with counterparties having a sufficiently high rating all derivative transactions are traded under ISDA (International Swaps and Derivatives Association) agreements. For a significant part of the derivative counterparties Eksportfinans has entered into master collateral agreements represented as annexes in the ISDA agreements. These credit support annexes (CSAs) enable Eksportfinans to call for collateral if the derivative exposure exceeds set limits. For the major derivative counterparties, the CSA agreements have daily frequency. The same strict requirements and monitoring procedures in force for loan guarantees also apply to the Company’s counterparties under agreements related to financial derivatives. The risk of non-performance is considered in the estimates of fair value of derivative assets and liabilities.
The following overview of the Company’s financial derivatives shows the nominal gross amounts and the fair value of the agreements involved:

Group	Dec. 31, 2008		Dec. 31, 2007
(NOK thousands)	Notional	Fair value	Notional	Fair value

Interest rate derivatives	256,573,338	5,196,580	154,064,331	1,700,611
Currency rate derivatives	166,093,762	130,621	140,201,255	(1,237,017)
Interest and currency rate derivatives	69,041,108	(409,140)	54,332,927	1,212,252
Equity derivatives	54,667,550	944,133	26,511,987	1,158,856
Portfolio Hedge Agreement	5,000,000	2,617,855	0	0
108 derivatives	14,540,884	5,503	11,168,887	(33,378)
Other financial derivatives	6,799,748	440,348	4,295,086	7,530

Total	572,716,390	8,925,900	390,574,473	2,808,854

Financial derivatives assets		27,294,201		9,743,651
Financial derivatives liabilities		18,368,301		6,934,797

Net derivatives		8,925,900		2,808,854

The notional is defined as the principal amount of the agreement at year-end.

Interest rate derivatives cover:
•	Interest rate swaps – agreements to swap the nominal interest rates payable within a certain period.

•	Forward rate agreements (FRAs) – agreements that fix the rate of interest to a nominal amount for a future period.

•	Agreements that set floating rates of interest based on the future level of interest rates. These agreements include both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the future floating rate of interest is a variable.
Currency rate derivatives cover:
•	Forward purchases/sales agreements – agreements to purchase or sell a certain amount of foreign currency at a future date at an agreed exchange rate in relation to another currency.

•	Short-term currency swap agreements (FX swaps) – agreements to swap given amounts of foreign currency for a defined period at a pre-determined exchange rate.
Combined interest rate and foreign currency rate derivatives cover:
•	Interest and foreign currency swaps – long-term agreements to swap both interest rates and the amount of foreign currency for a fixed period.

•	Interest and foreign currency swaps combined with other interest and foreign currency derivatives include the following:
–	Agreements which set floating rates of interest based on the future level of interest rates. This covers both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the floating rate of interest is a variable.

–	Foreign currency options – agreements that offer the right – but no obligation – to sell or buy a certain nominal amount at a pre-determined rate.

–	Agreements based on a future foreign exchange rate. The terms of the agreement are set on the basis of a pre-determined agreed-upon future exchange rate level.

–	Call or put options – agreements that give the right to cancel the agreement before its maturity date, or to extend the agreement.
Equity derivatives cover:
•	Interest and foreign currency swaps combined with agreements that relate to the future price level of individual stocks or stock indexes in relation to a pre-determined agreed-upon level.

•	Interest and foreign currency swaps combined with stock options – agreements that offer the right – but no obligation – to sell or purchase a defined number of shares at a pre-determined, agreed-upon price.
Portfolio hedge agreement (PHA):
•	Eksportfinans has entered into a derivative Portfolio Hedge Agreement with the majority of its shareholders. This majority holds 99.5 percent of the Company’s shares. The purpose of the agreement is to hedge against future market value decline in the liquidity portfolio, consisting of asset backed securities (ABSs) and senior financial investments. The agreement, effective from March 1, 2008, offsets losses up to NOK 5 billion on securities held in the liquidity portfolio as of February 29, 2008. The agreement also offsets any gains on securities held in the portfolio as of the same date, including the accumulated loss in the portfolio of NOK 1,642 million as of February 29, 2008. The payments to or from the Company related to these losses or gains, respectively, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Any sale or other disposal of securities in the portfolio below par value requires prior consent from the three major private counterparties. Eksportfinans will pay a monthly fee of NOK 5 million to the participants to the agreement.
Other financial derivatives cover:
•	Interest and foreign currency swaps combined with agreements that provide the option to receive physical securities (such as U.S. Treasury bonds) in exchange for the nominal amount of the agreement.

•	Credit linked swaps – interest rate swaps combined with agreements where both maturity date and final payments are linked to a specific credit in the form of one or several bonds.

•	Commodity derivatives – interest and foreign currency swaps combined with agreements which relate to the future price level of a commodity or commodity index in relation to a pre-determined agreed price.

•	Other contracts – The 108 Agreement is a government supported arrangement to facilitate lending to companies involved in the Norwegian export industry. Certain components of the 108 Agreement, which compensate the Company for gains and losses on certain lending and borrowing transactions covered by the Agreement due to changes in interest and foreign exchange rates, are considered to meet the definitions of a derivative according to IAS 39. The embedded derivatives in the 108 Agreement are recognized in the balance sheet as an asset or a liability depending on the net fair value of the derivatives at the reporting date.

15. Loans and receivables
Loans and receivables due from credit institutions:

Dec. 31, 2008	Dec. 31, 2007	(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

7,076,342	801,422	Bank deposits and other claims on banks	7,737,224	940,849
835,278	(687,306)	Other claims on banks *)	835,278	(687,306)
23,228,232	22,050,540	Loans, nominal amount	28,171,232	26,773,540
58,857,566	67,903,137	Loans to Kommunekreditt Norge AS, nominal amount	—	—
46,986	270,445	Accrued interest and adjustment to fair value on loans	(555,650)	307,167

90,044,404	90,338,238	Total	36,188,084	27,334,250

*)	Consists of net outstanding value of the economic hedge instruments in agreements relating to loans acquired from banks. The value of the loans acquired and the hedge instruments under the agreements are both classified as ‘Loans and receivables due from credit institutions’ in accordance with IFRS because not substantially all risk and rewards have been transferred.

The Company has acquired certain loan agreements from banks for which the bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans classify as loans to credit institutions.
Loans and receivables due from customers:

Parent company			Group
Dec. 31, 2008	Dec. 31, 2007	(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

57,202,437	34,362,658	Loans due from customers, nominal amount	111,056,852	97,915,543

790,306	445,341	Accrued interest and adjustment to fair value on loans	1,693,757	861,041

57,992,743	34,807,999	Total	112,750,609	98,776,584

Total loans:
Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis.

Parent company			Group
Dec. 31, 2008	Dec. 31, 2007	(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

23,228,232	22,050,540	Loans due from non-group credit institutions	28,171,232	26,773,540
58,857,566	67,903,137	Loans due from Kommunekreditt Norge AS	—	—

82,085,798	89,953,677	Total loans due from credit institutions	28,171,232	26,773,540
57,202,437	34,362,658	Loans due from customers	111,056,852	97,915,544

139,288,235	124,316,335	Total nominal amount	139,228,084	124,689,084

Loans by categories:

Parent company			Group
Dec. 31, 2008	Dec. 31, 2007	(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

107,736,924	106,677,200	Commercial loans	107,676,773	107,049,949
31,551,311	17,639,135	Government-supported loans	31,551,311	17,639,135

139,288,235	124,316,335	Total nominal amount	139,228,084	124,689,084

19,930,929	10,756,567	Capital goods	19,930,929	10,756,568
31,630,787	19,569,995	Ships	31,630,787	19,569,995
28,809,334	26,017,143	Export-related and international activities *)	28,809,334	26,017,143
—	—	Loans to Norwegian local government sector	58,797,415	68,275,885
58,857,566	67,903,137	Loans to Kommunekreditt Norge AS	—	—
59,619	69,493	Loans to employees	59,619	69,493

139,288,235	124,316,335	Total nominal amount	139,228,084	124,689,084

67,981,696	51,277,276	Amount included that is expected to be settled after more than twelve months	119,747,252	114,091,091

*)	Export-related and international activities consist of loans to the following categories of borrowers:

Parent company			Group
Dec. 31, 2008	Dec. 31, 2007	(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

605,696	1,068,633	Oil and gas	605,696	1,068,633
4,932,500	3,980,500	Pulp and paper	4,932,500	3,980,500
30,340	25,782	Engineering and construction	30,340	25,782
13,463	213,290	Aluminum, chemicals and miner	als 13,463	213,290
105,733	89,088	Aviation and shipping	105,733	89,088
0	166,250	Hydro electric power	0	166,250
3,715,478	2,993,597	Consumer goods	3,715,478	2,993,597
8,874,976	8,325,499	Banking and finance	8,874,976	8,325,499
5,569,168	5,135,655	Real estate management	5,569,168	5,135,655
4,927,500	3,980,500	IT and telecommunication	4,927,500	3,980,500
34,480	38,349	Other categories	34,480	38,349

28,809,334	26,017,143	Total nominal amount	28,809,334	26,017,143

16. Investments in group companies
Investments in group companies consist of shares in Kommunekreditt Norge AS (Kommunekreditt), located in Beddingen 8, Trondheim, Norway, and shares in eFunding AS (eFunding), located in Dronning Mauds gate 15, Oslo, Norway.

	Kommunekreditt	eFunding

Number of shares	5,000,000	100,000
Ownership percentage	100	100

(NOK thousands)	Kommunekreditt	eFunding		Total

Company share capital	500,000	100	*	500,100

Share of equity at the time of acquisition	111,324	100
Goodwill at the time of acquisition	6,680	0

Acquisition cost	118,004	100		118,104

Balance sheet value January 1, 2007	518,004	100		518,104
Paid up share capital	0	0		0

Balance sheet value December 31, 2007	518,004	100		518,104

Balance sheet value January 1, 2008	518,004	100		518,104

Paid up share capital	0	0		0

Balance sheet value December 31, 2008	518,004	100		518,104

*)	Share capital at the date of establishment.
17. Intangible assets
The Group’s intangible assets consist mainly of software systems.

Parent company				Group
	Other				Other
Internally	intangible			Internally	intangible
generated	assets	Total	(NOK thousands)	generated	assets	Total

10,262	14,816	25,078	Book value at Jan. 1, 2007	10,262	14,816	25,078
1,331	11,609	12,940	Additions during the year	1,331	11,609	12,940
1,954	9,405	11,359	Depreciation during the year	1,954	9,405	11,359

9,639	17,020	26,659	Book value at Dec. 31, 2007	9,639	17,020	26,659

13,642	66,260	79,902	Cost at Dec. 31, 2007	13,642	66,260	79,902
4,003	49,240	53,243	Total accumulated depreciation at Dec. 31, 2007	4,003	49,240	53,243

9,639	17,020	26,659	Book value at Dec. 31, 2007	9,639	17,020	26,659

9,639	17,020	26,659	Book value at Jan. 1, 2008	9,639	17,020	26,659
0	9,133	9,133	Additions during the year	0	9,133	9,133
411	0	411	Disposals during the year	411	0	411
1,892	6,664	8,556	Depreciation during the year	1,892	6,664	8,556

7,336	19,489	26,825	Book value at Dec. 31, 2008	7,336	19,489	26,825

13,231	75,393	88,624	Cost at Dec. 31, 2008	13,231	75,393	88,624
5,895	55,904	61,799	Total accumulated depreciation at Dec. 31, 2008	5,895	55,904	61,799

7,336	19,489	26,825	Book value at Dec. 31, 2008	7,336	19,489	26,825

3-7 years	3-7 years	3-7 years	Useful life	3-7 years	3-7 years	3-7 years
14-33%	14-33%	14-33%	Depreciation rates	14-33%	14-33%	14-33%

Depreciation of intangible assets is included in the line item ‘Depreciation’ in the income statement.

18. Property, equipment and investment property

Parent company					Group
	Buldings					Buldings
	and land at	Investment				and land at	Investment
Equipment	own use	property	Total	(NOK thousands)	Equipment	own use	property	Total

7,593	138,303	76,304	222,200	Book value at Jan. 1, 2007	9,149	138,303	76,304	223,756
6,618	62	2,465	9,145	Additions during the year	7,137	62	2,465	9,664
431	0	0	431	Disposals during the year	431	0	0	431
3,813	4,186	2,566	10,565	Depreciation during the year	4,212	4,186	2,566	10,964

9,967	134,179	76,203	220,348	Book value at Dec. 31, 2007	11,643	134,179	76,203	222,025

72,440	142,402	81,243	296,085	Cost at Dec. 31, 2007	78,968	142,402	81,243	302,613
62,473	8,223	5,040	75,736	Total accumulated depreciation at Dec. 31, 2007	67,325	8,223	5,040	80,588

9,967	134,179	76,203	220,348	Book value at Dec. 31, 2007	11,643	134,179	76,203	222,025

9,967	134,179	76,203	220,348	Book value at Jan. 1, 2008	11,643	134,179	76,203	222,025
4,607	2,120	217	6,944	Additions during the year	4,648	2,120	217	6,985
535	0	0	535	Disposals during the year	535	0	0	535
3,686	4,331	2,655	10,672	Depreciation during the year	4,067	4,331	2,655	11,053

10,353	131,968	73,765	216,086	Book value at Dec. 31, 2008	11,689	131,968	73,765	217,422

76,512	144,522	81,460	302,494	Cost at Dec. 31, 2008	83,081	144,522	81,460	309,063
66,159	12,554	7,695	86,408	Total accumulated depreciation at Dec. 31, 2008	71,392	12,554	7,695	91,641

10,353	131,968	73,765	216,086	Book value at Dec. 31, 2008	11,689	131,968	73,765	217,422

3-10 years *)	10-67 years	10-67 years		Useful life	3-10 years *)	10-67 years	10-67 years
10-33%	0-10%	1.5-10%		Depreciation rates	10-33%	0-10%	1.5-10%

*)	Equipment includes art with NOK 1,827 thousand at December 31, 2007 and NOK 1,894 thousand at December 31, 2008. Art is not depreciated.
Income and expenses related to the investment property are specified in note 7 and 11 respectively.
The fair value of the investment property at the balance sheet date is estimated to approximately NOK 157 million, estimated by a qualified independent valuer.
19. Other assets

Parent company			Group
Dec. 31, 2008	Dec. 31, 2007	(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

590,983	227,322	Settlement account 108 Agreement	590,983	227,322
11,378,619	1,860,441	Cash collateral	11,378,619	1,860,441
0	64,000	Dividends from group companies	—	—
305,912	299,879	Delayed payment, securities not delivered from our custodian	305,912	299,879
9,082	16,174	Other	11,282	16,783

12,284,596	2,467,816	Total	12,286,796	2,404,425

20. Intragroup accounts
Interest income and operating income received from the subsidiaries are included in the income statement for the parent company under the following line items:

(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

Interest and related income on loans and receivables due from credit institutions	3,752,214	2,814,422
Net gains/(losses) on financial instruments at fair value	519,300	(244,070)
Dividend of the year	0	64,000
Other income	12,000	12,000

Total	4,283,514	2,646,352

Transactions with the subsidiaries are included in the following balance sheet line items in the balance sheet of the parent company:

(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

Loans and receivables due from credit institutions	59,385,219	67,930,375
Financial derivatives	(3,923)	331
Other assets/(liabilities)	(15,693)	64,000

Total	59,365,603	67,994,706

21. Loans to elected officers
No loans have been provided to any elected officers, except for loans to the employees’ representatives, which are included in loans to employees in note 15.
No loans have been provided to companies in which Eksportfinans’ board members, members of the control committee or chairman of the council of representatives are board members as of December 31, 2008.
No loans have been provided to Norwegian municipalities in which Kommunekreditt’s board members, members of the control committee or chairman of the council of representatives are board members as of December 31, 2008. Bank deposits are not defined as loans. These loans are granted as loans at ordinary terms to customers.
22. Provisions

Parent company			Group
2008	2007	(NOK thousands)	2008	2007

66,079	51,118	Pensions	69,905	54,276
12,430	8,426	Salaries and social security	14,251	10,268

78,509	59,544	Total	84,156	64,544

23. Other liabilities

Parent company			Group
Dec. 31, 2008	Dec. 31, 2007	(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

388,130	299,457	Grants to mixed credits	388,130	299,457
7,849,743	1,115	Cash collateral	7,849,743	1,115
74,009	49,115	Other short-term liabilities	59,781	59,691

8,311,882	349,687	Total	8,297,654	360,263

24. Subordinated debt

Parent company			Group
Dec 31, 2008	Dec 31, 2007	(NOK thousands)	Dec 31, 2008	Dec 31, 2007

1,410,346	952,389	JPY 15 bilions, 4.80%, due 2015	1,410,346	952,389
398,979	341,111	USD 60 millions, 4.24%, due 2016	398,979	341,111
99,745	85,278	USD 15 millions, 2.35%, due 2016	99,745	85,278

1,909,070	1,378,778	Total	1,909,070	1,378,778

Under swap agreements that have been arranged for the loans, the Company’s interest obligation is at a variable rate in USD. The conditions comply with the requirements of Kredittilsynet (the Norwegian Financial Supervisory Authority) for additional capital.
25. Capital contribution securities
The Company’s capital contribution securities consist of one loan of GBP 50 million at 5.918 percent fixed rate per annum. Under a 10-year swap agreement that has been arranged for the loan, the Company’s interest obligation is at a variable rate.
The capital contribution securities are perpetuals, but the Company has a unilateral right to call the securities at February 19, 2013 and every third month thereafter, at face value. The conditions comply with the requirements of Kredittilsynet (the Norwegian Financial Supervisory Authority) for core capital.

26. Shareholders
At the end of 2008, Eksportfinans ASA had a share capital of NOK 2,771,097 thousand, divided into 263,914 authorized shares of nominal value NOK 10,500. At the end of 2007, the Company had a share capital of NOK 1,593,533 and 151,765 shares issued. All shares are fully paid.

	December 31, 2008		December 31, 2007
	Number	Ownership	Number	Ownership
December 31, 2008	of shares	percentage	of shares	percentage

DnB NOR Bank ASA	105,557	40.00	60,701	40.00
Nordea Bank Norge ASA	61,246	23.21	35,220	23.21
The Norwegian State, the Ministry of Trade and Industry	39,587	15.00	22,765	15.00
Danske Bank A/S	21,348	8.09	12,276	8.09
Sparebanken Øst	12,787	4.84	7,353	4.84
Sparebanken Hedmark	3,499	1.33	2,012	1.33
Sparebanken Møre	3,499	1.33	2,012	1.33
Sparebanken Sør	3,497	1.32	2,011	1.32
Sparebanken Sogn og Fjordane	3,478	1.31	2,000	1.31
Sparebanken Vest	2,638	1.00	1,517	1.00
Sparebank 1 SMN	1,857	0.70	1,068	0.70
Voss Veksel og Landmandsbank ASA	1,050	0.40	604	0.40
Fana Sparebank	943	0.36	542	0.36
Handelsbanken	563	0.21	324	0.21
Sparebanken Pluss	529	0.20	304	0.20
Helgeland Sparebank	377	0.14	217	0.14
Sparebanken Volda Ørsta	296	0.11	170	0.11
SpareBank 1 Ringerike	235	0.09	135	0.09
Sparebank 1 Modum	188	0.07	108	0.07
Sparebank 1 Buskerud-Vestfold	188	0.07	108	0.07
Sparebank 1 Nøtterøy-Tønsberg	174	0.06	100	0.06
Haugesund Sparebank	94	0.04	54	0.04
Sparebank 1 Gran	94	0.04	54	0.04
BNP Paribas, Oslo Branch	83	0.03	48	0.03
Tingvoll Sparebank	52	0.02	30	0.02
Sparebank 1 Halden	38	0.02	22	0.02
Skudenes & Aakra Sparebank	17	0.01	10	0.01

Total	263,914	100	151,765	100

There exists only one class of shares. One share represents one vote. There exists no regulatory or other restriction on any shareholder to exercise their voting rights.
A shareholder agreement exists between the major and some of the minor shareholders, whereby they have given each other the priority to acquire any shares the others may sell in Eksportfinans ASA. The shareholder agreement comprises 71 percent of the shares.
On January 29, 2009, related to the agreement with the Norwegian Government, which is described in note 38, changes to the Company’s articles of association were passed. In addition to 263,914 ordinary shares with a nominal value of NOK 10,500 per share, the Company has issued one preference share with a nominal value of NOK 10,500. The preference share is owned by the Norwegian Government. All shares, both ordinary shares and the preference share, represent one vote. New share capital is NOK 2,771,108 thousand.
27. Reserves within equity
The share premium reserve is a requirement by Norwegian legislation. Allocations to this reserve are to be made for share premium in connection with the subscription for shares.
The reserve for unrealized gains is a requirement by Norwegian legislation. Allocations to this reserve are to be made in the parent company accounts for, with a few exceptions, positive differences between carrying value and amortized cost of financial assets and liabilities measured at fair value. Reserves are also made for the difference between fair value of buildings and land (measured at fair value at the transition to IFRS) as of January 1, 2006, and the value as of December 31, 2005 under the previous GAAP. The latter difference is reduced each year with depreciation of the revaluation amount.
Both reserves represent restricted equity that cannot be distributed as dividend.
28. Capital management
The primary objectives of the Group’s capital management are to have a sound capital base and to ensure the Group’s high credit rating from the international rating agencies and compliance with externally imposed capital requirements, in order to support its business and to provide returns for shareholders and benefits for other stakeholders.
Eksportfinans maintains an actively managed capital base to cover risks inherent in the business. The adequacy of Eksportfinans capital is monitored using, among other measures, the rules and ratios established by the Basel Committee on Banking supervision (‘BIS rules/ratios’) and adopted by The Financial Supervisory Authority of Norway in supervising the group.
Dividend is determined with the aim to ensure an adequate level of growth and profitability for Eksportfinans as well as a satisfactory return for the shareholders. There have been no proposed or declared dividends for 2007 or 2008.

On March 13, 2008, the General Assembly voted to increase the share capital by NOK 1.2 billion through the issuance of new share capital from its owners. The unrealized losses in the liquidity portfolio serve as the background for the issuance.
In March 2008, Eksportfinans’ major private shareholders signed an agreement (Portfolio Hedge Agreement) with Eksportfinans, whereby the banks undertook to hedge against further market value decline after February 29, 2008. The agreement has also been signed by the Norwegian Government and the majority of the remaining private shareholders. For further details, see note 14.
On November 26, 2008, Eksportfinans entered into an agreement with the Norwegian Government. The agreement establishes that the Government will provide funding to Eksportfinans in the coming two years for financing of new export projects that qualify under the OECD Consensus Agreement for export financing (the CIRR scheme). See note 38 for further details.
During the past year, Eksportfinans has complied with all its externally imposed capital requirements.
Risk capital:
(NOK thousands and as percentage of risk-weighted assets and off-balance)

Parent company	Dec. 31, 2008		Dec. 31, 2007

Share capital	2,771,097		1,593,533
Share premium reserve	176,586		162,462
Reserve for unrealized gains	3,104,005		137,094
Other equity	818,285		471,581

Total equity	6,869,973		2,364,670

Capital contribution securities	506,050		320,173
Deductions	3,900,435		567,378
Additions	10,542		17,026

Total core capital:	3,486,130	7.2%	2,134,491	5.2%

Subordinated debt	1,627,598		1,067,246
Capital contribution securities not included in core capital	0		220,327
Deductions	0		0
Additions	46,097		46,097

Additional capital:	1,673,695	3.5%	1,333,670	3.2%

Total risk capital	5,159,825	10.7%	3,468,161	8.4%

Risk-weighted balance sheet and off-balance sheet items:

Parent company
(NOK thousands)	Dec. 31, 2008		Dec. 31, 2007
	Book value	Weighted value	Book value	Weighted
				value

Loans to and receivables due from credit institutions	90,044,404	18,008,881	90,338,238	18,579,134
Loans to and receivables due from customers	57,992,743	8,179,752	34,807,999	4,789,655
Securities	108,137,521	15,617,012	80,133,086	14,118,919
of which held for trading	63,514,060	6,834,727	29,379,568	5,704,850
Financial derivatives	27,294,201	2,091,764	9,743,981	2,085,402
Other assets	13,045,615	3,077,160	3,356,828	1,182,434

Total assets on balance	296,514,484	46,974,569	218,380,132	40,755,543

Off-balance sheet items		689,523		605,822
Operational risk		401,091
Foreign currency exchange risk		79,453		39,946

Total risk-weighted assets		48,144,635		41,401,311

Risk capital:
(NOK thousands and as percentage of risk-weighted assets and off-balance)

Group	Dec. 31, 2008		Dec. 31, 2007

Share capital	2,771,097		1,593,533
Share premium reserve	176,586		162,462
Other equity	4,260,498		905,863
Total equity	7,208,181		2,661,858
Capital contribution securities	506,050		381,009
Deductions	3,900,435		522,605
Additions	11,930		19,802

Total core capital:	3,825,726	8.1%	2,540,064	6.3%

Subordinated debt	1,627,598		1,129,191
Capital contribution securities not included in core capital	0		159,491
Deductions	0		0
Additions	46,097		46,097

Additional capital:	1,673,695	3.5%	1,334,779	3.3%

Total risk capital	5,499,421	11.6%	3,874,843	9.6%

Risk-weighted balance sheet and off-balance sheet items:

Group
(NOK thousands)	Dec. 31, 2008		Dec. 31, 2007
	Book value	Weighted value	Book value	Weighted value

Loans to and receivables due from credit institutions	36,188,084	7,237,617	27,334,250	5,466,830
Loans to and receivables due from customers	112,750,609	18,600,153	98,776,584	17,583,372
Securities	108,137,521	15,617,012	80,133,086	14,118,919
of which held for trading	63,514,060	6,834,727	29,379,568	5,704,850
Financial derivatives	27,294,201	2,091,764	9,743,651	2,085,402
Other assets	12,531,047	2,562,691	2,732,238	666,513

Total assets on balance	296,901,462	46,109,237	218,719,809	39,921,035

Off-balance sheet items		689,523		605,822
Operational risk		446,972
Foreign currency exchange risk		79,453		39,946

Total risk-weighted assets		47,325,185		40,566,803

29. Cash and cash equivalents
For the purposes of the cash flow statement, cash and cash equivalents comprise the following balances with less than three months maturity from the date of acquisition:

Parent company			Group
Dec. 31, 2008	Dec. 31, 2007	(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

50,923	78,100	Cash and balances with Norwegian banks	710,645	216,849
132,957	35,992	Cash and balances with foreign banks	132,957	35,992
6,483,025	578,977	Bank deposits with maturity less than three months	6,483,025	578,977

6,666,905	693,069	Total cash and cash equivalents	7,326,627	831,818

The amounts are included in the balance sheet line item ‘Loans and receivables due from credit institutions’.
30. Financial risk management
Risk management structure
Eksportfinans seeks to monitor and control risk exposure through a variety of separate but complementary financial, credit, operational, compliance and legal reporting systems. In addition, a number of committees are responsible for monitoring risk exposures and have general oversight of the Group’s risk management process as described further below. The Board of Directors (referred to as the Board) has developed guidelines for loans to the export lending industry, loans to the municipality sector, liquidity management, funding, interest rate exposure, currency risk exposure, liquidity risk and credit exposure for the parent company.

Organization
The risk management group reports to the Director of Risk Management and Operations (RMO), who reports directly to the Company’s CEO. RMO has responsibility for conducting company-wide compliance such as counterparty credit quality checks and risk limit checks against guidelines, as well as risk pricing, risk assessments and reporting.
The team responsible for the day-to-day management of market risk is referred to as the internal bank. The internal bank has the operative responsibility of the main hedging activities in the market as well as controlling the liquidity by monitoring short term borrowing programs.
Committees overseeing the risk:
•	The Group Management Team

•	The Credit Committee

•	The Product Approval Forum
31. Credit risk
Credit risk represents the loss that Eksportfinans would incur if one or several counterparties or issuers of securities or other instruments that the Company holds, fail to perform under their contractual obligations to Eksportfinans, or upon a deterioration of credit quality of the third parties whose securities or other instruments, including over-the counter (OTC) derivatives, Eksportfinans holds.
Credit risk arises from lending transactions, financial investments and derivative transactions. Most export loans are fully credit enhanced, normally with guarantees from financial institutions or governments.
Eksportfinans relies on domicile country as well as credit ratings and analyses from the major rating agencies (FitchRatings, Moody’s Investor Services and Standard & Poor’s) to monitor the credit quality of all guarantors and credit counterparties in the financial investments and derivatives portfolios. The Company uses well known shadow ratings published by commercial banks for some Norwegian, Swedish, Danish and Finnish counterparties that have no rating from the three international agencies. Reports are provided regularly to senior management and the Board. Eksportfinans does not perform extensive analyses of the creditworthiness of its borrowers, but instead relies on guarantees and other forms of support for the loans.
The following table presents loans by type of security/exposure:

Parent company			Group
Dec. 31, 2008	Dec. 31, 2007	(Percent)	Dec. 31, 2008	Dec. 31, 2007

22.9	17.3	Government guarantees	13.2	7.8
0.0	0.0	Loans to and guarantees from Norwegian local authorities	35.7	49.0

22.9	17.3	Public sector borrowers/guarantors	48.9	56.8
29.2	35.3	Guarantees from Norwegian banks	19.9	18.0
9.1	12.8	Loans to Norwegian banks	8.8	9.6
22.7	24.0	Guarantees from banks in OECD countries	13.1	10.8
16.1	10.6	Other *)	9.3	4.8

100.0	100.0	Total	100.0	100.0

139,288,235	124,316,335	Total nominal amount in NOK thousands (from note 15)	139,228,084	124,689,084

*)	The increase in ‘Other’ is due to a cash deposit held over year end for a loan not paid out, amounting to approx NOK 10 billion.
Loans to Eksportfinans ASA’s subsidiary, Kommunekreditt Norge AS, are not included in the parent company figures.
Kommunekreditt extends loans to Norwegian municipalities, local authorities and inter-municipal companies, and to companies that are guaranteed by a Norwegian municipality, county or bank. In addition Kommunekreditt also extends loans to banks financing their lending to the public sector. Kommunekreditt extends loans to Norwegian municipalities or counties, and these loans are without any credit support. The risk related to loans with municipal security in Norway is limited to postponement of payments and does not extend to the termination of the payment obligations with respect to principal, interest and penalty interest. This is set out in the Local Government Act. According to section 55, Norwegian municipalities and counties cannot be declared bankrupt.
All guarantees obtained from banks to support Eksportfinans’ loans are unconditional and irrevocable, whereas guarantees from the Norwegian Guarantee Institute for Export Credits (GIEK) or insurance companies are given subject to certain conditions and limitations, as discussed below.
Guarantees issued by GIEK, insurance companies and banks, generally cover principal, interest and, in most cases, interest on payments past due and expenses.
Guarantees issued by GIEK or insurance companies cover political risks (war, internal disturbances, border closings, new legislation, moratoria or the failure by a foreign government or governmental institution to perform its obligations under the credit agreement) and/or commercial risks (the failure by the borrower to perform its obligations under the credit agreement). The terms of guarantees issued by the Guarantee Institute generally provide that the institute is to be notified after a default has continued for 60 days and that claims under the guarantees are payable six months from the date of the borrower’s default.
GIEK’s cover of political risks is 100 percent of a loan, and its maximum cover for commercial risks is 90 percent.
To date, substantially all export-related loans (collateralized loans included) have been made against guarantees from Norwegian and foreign banks, guarantees issued by the Norwegian Government, GIEK and other Norwegian governmental agencies, and guarantees provided by insurance companies.
The portfolio of securities consists mainly of money market instruments, certificates of deposit, bank deposits, senior bank obligations and triple-A rated asset backed securities (ABSs). Derivative transactions are interest rate swaps and currency swaps as well as structured swaps to swap the structured market risk exposure only from structured funding to plain floating interest risk. All swaps are done with financial institutions with high credit ratings. Eksportfinans has no and has had no investments in any sub-prime securities.

31.1 Credit risk measurement
Credit exposure is calculated based on the nominal amount of the loan guarantee or the nominal amount of the financial investment with a counterpart. Credit losses from export loans will only occur if both the borrower and the guarantor fail to fulfill contractual payments or obligations. For a conservative measurement this double line of defense is not taken into account in the day-to-day exposure measurement. For non-guaranteed loans, exposure is measured directly against the debtor’s credit limit based on the debtor’s credit rating.
The exposure related to derivative contracts is based on the mark-to-market value of the contracts, and is converted into a measure of credit risk in order to reflect that the counterparties might not meet their contractual obligations. The exposure is measured by calculating the net market value of all eligible transactions with the counterparty, including an add-on for each contract to take account of the potential future exposure that may arise from changes in market prices. The add-on for a position is a rising function of time to maturity and market volatility in the risk factors (i.e. interest rate curve or currency volatility) of the transaction. The add-on is also a function of the exposure type. For example the add-on of an interest derivative swap will be different for a currency swap with the same maturity and notional amount.
The Company has had no credit derivative contracts since July 2007.
Counterparty exposures are subject to an annual credit assessment. The exposure is mostly towards the OECD (Organization for Economic Co-operation and Development) area, mainly related to Norwegian and European counterparties. The largest counterparties are The Kingdom of Norway, through GIEK, and DnB NOR Bank. The Company has also extended some payment guarantees to support the Norwegian export industry, see note 33.3.
31.2 Risk limit control and mitigation policies
Credit limits are determined on the basis of Eksportfinans’ risk capital, as well as the counterparty’s rating, size and risk capital. Maximum limits are subject to the statutory limitations for large exposures to individual clients. In addition to limits on counterparty exposure the Company in 2008 also introduced maximum limits on country exposure, counterparty type (sovereign, non-sovereign) and type of exposure to reduce concentration risk.
All derivative contracts are governed by master agreements developed by the International Swaps and Derivatives Association (ISDA). These agreements assure, for example, that netting is legally enforceable. Some of these agreements also contain provisions that require the posting of collateral in order to reduce counterparty exposure. These provisions include Credit Support Annexes (CSAs) that define collateral type and amounts to be transferred or received. This effectively ensures that if derivative exposures exceed pre-agreed limits, the counterparty with the positive exposure (which is now ‘too high’) can require the counterparty to transfer collateral to a dedicated neutral account. The transferred collateral will be netted in a situation of default. Thus the CSA agreement effectively ensures that the counterparty credit exposure is capped at the agreed upon limit. During 2008, the Company has increased the collateral exchange frequency to daily exchanges in order to reduce credit risk from mark to market fluctuations of derivatives.
Eksportfinans has CSA agreements with around 47 different counterparties as of December 31, 2008 and accepts only cash as collateral.
The following table shows posted and received collateral from these agreements:

(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

Posted	11,378,619	1,860,411
Received	7,849,743	1,115

Net amount	3,528,876	1,859,296

31.3 Maximum credit risk exposure
Eksportfinans monitors its maximum exposure by excluding collateral or other credit enhancements. The table below displays this maximum exposure as of December 31:

Parent company			Group
Dec. 31, 2008	Dec. 31, 2007	(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

89,567,259	89,876,181	Loans and receivables due from credit institutions	35,710,839	26,872,193
26,229,413	17,239,014	Loans and receivables due from customers	80,987,279	81,207,599
32,240,480	18,031,046	Loans at amortized cost	32,240,480	18,031,046
63,514,054	29,379,566	Securities held for trading	63,514,054	29,379,566
44,623,467	50,753,519	Securities	44,623,467	50,753,519
27,294,201	9,743,981	Financial derivatives 1)	27,294,201	9,743,651

283,468,874	215,023,307	Total	284,370,320	215,987,574

1)	Represent financial derivatives with positive mark-to-market values, netting effect is not included.
Cash collateral received related to the credit exposure for financial derivatives is specified in note 31.2. Credit enhancements for securities exist in the form of the indemnification agreement (Portfolio Hedge Agreement — PHA) described in note 14. Credit quality of securities and loans are described in note 31.5.
Exposures related to payment guarantees and loan commitments are disclosed in note 33.3.

31.4 Loans past due or impaired
Due from credit institutions:

Parent company				Group
Dec. 31, 2008		Dec. 31, 2007	(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

495		0	Interest and principal instalment 1-30 days past due	495	0
350,000		0	Not matured principal on loans with payments 1-30 days past due	350,000	0

436,170	1)	0	Interest and principal instalment 31-90 days past due	436,170	0
0		0	Not matured principal on loans with payments 31-90 days past due	0	0

786,665		0	Total loans that are past due	786,665	0

350,495		0	Relevant collateral or guarantees received 1)	350,495	0

Due from customers:

Parent company				Group
Dec. 31, 2008		Dec. 31, 2007	(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

9,769		3,494	Interest and principal instalment 1-30 days past due	77,549	11,406
293,833		13,613	Not matured principal on loans with payments 1-30 days past due	1,526,873	327,625

12,564	2)	537	Interest and principal instalment 31-90 days past due	17,769	656
207,071		10,118	Not matured principal on loans with payments 31-90 days past due	293,896	12,382

11,365		4,359	Interest and principal instalment more than 90 days past due	11,916	4,359
33,464		16,093	Not matured principal on loans with payments more than 90 days past due	39,449	16,093

568,066		48,214	Total loans that are past due	1,967,452	372,521

559,046		48,214	Relevant collateral or guarantees received 2)	1,958,432	372,521

0		0	Estimated impairments on loans measured at amortized cost	0	0

1)	NOK 436,170 thousands of the total NOK 786,665 thousands of loans past due relates to direct exposure towards Icelandic banks.

2)	NOK 9,020 thousands of the total NOK 1,967,452 thousands of loans past due relates to guarantee exposure towards Icelandic banks.
These loans are as of the balance sheet date not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item ‘Net gains/losses on financial instruments at fair value’.
Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the Company considers all other receivables to be secured in a satisfactory manner.

31.5 Credit quality of securities and loans
The tables below show the credit quality of debt securities, treasury bills and equivalents by rating agency designation, based on Standard & Poor’s, or their equivalent, credit rating of the issuers:

Group	December 31, 2008
	Treasury bills	Trading	Other	Total	Total
(NOK thousands)	or equivalent	securities *)	securities	amount	in %

AAA	2,646,850	32,150,949	639,396	35,437,195	33%
AA+ to AA-	1,236,703	5,386,576	10,771,876	17,395,155	16%
A+ to A-	375,535	23,885,857	24,111,095	48,372,487	45%
Lower than A-	0	0	1,075,408	1,075,408	1%
No international rating	0	126,584	5,730,692	5,857,275	5%

Total	4,259,088	61,549,966	42,328,467	108,137,521	100%

Group	December 31, 2007
	Treasury bills	Trading	Other	Total	Total
(NOK thousands)	or equivalent	securities *)	securities	amount	in %

AAA	8,387,059	27,835,197	604,004	36,826,261	46%
AA+ to AA-	0	865,524	11,313,080	12,178,604	15%
A+ to A-	0	679,005	21,749,154	22,428,159	28%
Lower than A-	0	0	720,005	720,005	1%
No international rating	0	0	7,980,057	7,980,057	10%

Total	8,387,059	29,379,726	42,366,300	80,133,086	100%

*)    ‘Trading securities’ is not the same as the Company’s trading portfolio, as the trading portfolio may include treasury bills or other equivalents.
Securities that are expected to be settled after more than twelve months from the balance sheet date amount to NOK 66,108 million as of December 31, 2008 (NOK 66,771 million as of December 31, 2007).
Credit quality of loans, based on credit rating of the guarantors:

Group	December 31, 2008
	Export lending	Municipal lending	Other	Total	Total
(NOK thousands)	exposure	exposure	exposure *)	amount	in %

AAA	20,452,894	49,641,815	0	70,094,709	47%
AA+ to AA-	14,228,021	2,528,524	3,090,299	19,846,845	13%
A+ to A-	36,204,618	5,683,269	3,405,539	45,293,426	30%
Lower than A-	362,770	250,180	0	612,950	0%
No international rating	9,258,566	2,925,911	906,286	13,090,763	9%

Total	80,506,869	61,029,700	7,402,124	148,938,693	100%

Group	December 31, 2007
	Export lending	Municipal lending	Other	Total	Total
(NOK thousands)	exposure	exposure	exposure *)	amount	in %

AAA	11,108,019	56,122,813	0	67,230,832	53%
AA+ to AA-	11,621,135	2,584,201	10,373	14,215,709	11%
A+ to A-	27,363,015	5,808,411	586,046	33,757,471	27%
Lower than A-	366,878	255,689	0	622,568	0%
No international rating	6,969,640	2,990,337	324,277	10,284,255	8%

Total	57,428,687	67,761,451	920,696	126,110,834	100%

*)    Includes depo and loans to employees
31.6 Concentration of credit risk
Credit risk concentration may arise from trading, investing and financing activities, and may be affected by economical, industrial or political factors. While Eksportfinans is exposed to many different counterparties and industries the firm executes a high volume of transactions with counterparties in the financial services industry, such as brokers, dealers, commercial banks and institutional clients. This results in a credit concentration with respect to the financial industry.
A significant part of the Company’s business consists of lending to the maritime sector, such as rig and ship building financing. Loans to this sector are fully guaranteed by banks or GIEK.
Eksportfinans has exposure towards the municipality sector through its subsidiary Kommunekreditt. As most of the exposure is towards Norwegian municipalities, which by law cannot be declared bankrupt, the concentration of credit risk towards the municipality sector is low.
In the ordinary course of business, Eksportfinans may be subject to a concentration of credit risk to a particular bank guarantor or bond issuer. The largest direct exposure towards any counterparty was 48 percent of Eksportfinans’ equity as of December 31, 2007 and 38 percent as of December 31, 2008.
31.7 Effects from credit spread changes
The amount of change, during the period and cumulatively, in the fair value that is attributable to changes in the credit risk of the financial assets and liabilities, is determined by multiplying the sensitivity of the instrument to credit spreads by the change in credit spread since inception.. The credit sensitivity is calculated in the main trading system by altering discount curves by a small credit change, and is increasing in time to maturity. Credit spreads are obtained from the market, see note 4, and the instrument sensitivities are estimated based on observable market data input.

Loans and receivables as at fair value through profit and loss:

Parent company			Group
Dec. 31, 2008	Dec. 31, 2007	(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

115,796,672	107,115,195	Maximum exposure to credit risk of loans and receivables	116,698,117	108,079,693

(769,724)	83,934	Change during the period in fair value of loans and receivables attributable to changes in credit spread	(962,831)	86,639
(752,153)	17,571	Accumulated change in fair value of loans and receivables attributable to changes in credit spread	(955,996)	6,836

Financial liabilities as at fair value through profit and loss:

Parent company			Group
Dec. 31, 2008	Dec. 31, 2007	(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

255,550,035	197,613,855	Carrying amount of the financial liabilities at fair value	255,546,112	197,614,852
234,042,639	187,236,619	Amount contractually required to pay at maturity	234,042,639	187,236,619

21,507,396	10,377,236	Accrued interest and adjustment to fair value	21,503,473	10,378,233

(4,801,113)	(533,175)	Change during the period in fair value of financial liabilities attributable to changes in credit spread	(4,801,113)	(533,175)
(5,276,677)	(475,564)	Accumulated change in fair value of financial liabilities attributable to changes in credit spread	(5,276,677)	(475,564)

The credit spread effects are related to the fair value of the asset or liability in the balance sheet. A negative figure in the liabilities table therefore means that the credit spread effect reduces the value of the liability, consequently making a positive effect in the income statement.
32. Market risk
Market risk is the risk of loss due to an adverse move in the market value of an asset, a liability or a derivative contract. For Eksportfinans the market value of the net positions will primarily depend on interest- and exchange rates. Hence the market risk is primarily the risk of adverse shifts in interest- and exchange rates.
The 108 Agreement with the Norwegian Ministry of Trade and Industry (referred to as the Ministry) regulates Eksportfinans’ financing of export contracts according to regulations set by the OECD. Interest and exchange rate exposures related to lending, funding and investments of liquidity under this agreement are adequately economically hedged with derivatives. Any residual cost or profit arising from the non-perfect hedges will be accounted to the Ministry.
32.1 Market risk measurement techniques
Financial instruments account for the bulk of the Company’s assets and liabilities. Eksportfinans measures market risk by currency exposure and interest rate sensitivity.
Currency exposure towards a particular currency is measured as the net of assets and liabilities for the currency, plus the basis currency bought spot or forward with settlement in NOK minus basis currency sold spot or forward settling in NOK, adjusted for the value of the option position.
Eksportfinans’ exposure to interest rate risk is measured according to the basis point value method. This measurement quantifies the change in the fair value of assets and liabilities that would result from a one basis point change in interest rates or a one basis point widening of credit spreads. Basis point value shows the change in value of the portfolio from a 0.01 percent (i.e. 1/100 of 1 percent) change in the underlying interest yield curves.
32.2 Foreign exchange risk
Currency exposure arises from future margins. Principal amounts are swapped to Eksportfinans’ three main business currencies EUR, USD and NOK. The Board has approved this currency risk and strategy, and at the present time Eksportfinans can have aggregate net positions in foreign currencies according to limits set by the Board.
The tables below set forth a summary of Eksportfinans’ total exposure to currencies other than NOK as of end of 2007 and 2008.

				Amount of net
	Balance sheet			position covered by
(Nok thousands)	assets/(liabilities)	Derivatives	Net position1)	108 Agreement items

December 31, 2008

CAD	(1,456,086)	1,456,878	792	537
JPY	(78,556,494)	78,557,017	523	468
SEK	(417,422)	418,516	1,094	0
EUR	27,952,808	(27,874,384)	78,424	13,887
DKK	3,716,317	(3,712,849)	3,468	236
USD	(26,362,925)	26,331,267	(31,658)	(190,693)
Other currencies	(33,192,880)	33,171,401	(21,479)	1,231

Total	(108,316,682)	108,347,846	31,164	(174,334)

				Amount of net
	Balance sheet			position covered by
(Nok thousands)	assets/(liabilities)	Derivatives	Net position1)	108 Agreement items

December 31, 2007

CAD	(2,958,959)	2,960,033	1,074	864
JPY	(40,112,834)	40,113,791	957	356
SEK	(1,001,688)	1,002,409	721	0
EUR	23,895,076	(23,894,688)	388	11,973
DKK	(6,051,641)	6,051,668	27	183
USD	(35,843,777)	35,814,099	(29,678)	(45,702)
Other currencies	(28,831,690)	28,826,440	(5,250)	1,256

Total	(90,905,513)	90,873,752	(31,761)	(31,070)

1)	Net position includes amounts covered by the 108 Agreement.
Eksportfinans has set currency risk limits and does currency hedging according to these. The set currency limits exclude currency exposure from subsidized lending (the 108 Agreement), as the Government assumes this risk. Currency exposure from subsidized lending is adjusted after regular meetings with the Government, and adjustments may be less frequent than for the Company’s residual currency risk management. The below tables show currency exposure through 2007 and 2008, including peaks, and excluding the exposure from subsidized lending and for liabilities in contracts covering leases and maintenance. These exposures constitutes what we manage currency risk relative to, and as described do not equal the above tables for total currency positions.
Currency exposure:

Group			Other
(NOK thousands)	EUR	USD	currencies	Total

As of December 31, 2008	59,598	156,886	(18,634)	197,850

Maximum through 2008 2)	159,812	286,198	12,816	217,705
Minimum through 2008 2)	(72,083)	(4,079)	(285,093)	(50,322)
Average through 2008	(6,512)	50,021	(29,341)	15,554

Group			Other
(NOK thousands)	EUR	USD	currencies	Total

As of December 31, 2007	(12,392)	11,987	(5,718)	(6,123)

Maximum through 2007 2)	10,755	16,843	(3,432)	24,166
Minimum through 2007 2)	(17,031)	1,478	(6,423)	(21,976)
Average through 2007	2,740	9,539	(4,627)	7,653

As of December 31, 2006	5,795	12,554	(1,307)	17,042
As of December 31, 2005	5,531	10,612	(262)	15,881
As of December 31, 2004	4,372	16,413	325	21,110

2)	The maximum and minimum exposure in general does not occur on the same date for different currencies.
The above table does not include foreign currency commitments because the currency exposure first comes to effect at disbursement. At that time any currency/interest rate exposure will be hedged.
Eksportfinans has set maximum limits for currency exposure shown in the above tables, and exceeded the set limits twice in 2008. The first time was after the default of Lehman Brothers Holding, where swaps swapping excess USD to CHF ceased to exist, creating excess USD positions for some weeks, and a corresponding net deficit in CHF positions. These swaps were eventually renewed with new swap counterparties without a loss for Eksportfinans. The second time the limits were breached was in a similar situation with Kaupthing Bank HF ,in which the Company struggled to find new swap counterparties resulting in excess USD and a deficit in ISK (Icelandic Krona) holdings.
The fair value effect on Eksportfinans’ financial portfolios due to an adverse change of 5 percent in foreign currency exchange rates as of December 31, 2008 is estimated to be NOK 78 million before taxes. This arises from NOK 44 million in the trading portfolio and NOK 34 million in the non-trading portfolio. The effect per December 31 2007 was estimated to NOK 45 million, consisting of NOK 22.5 million from the trading portfolio and NOK 22.5 million for the non-trading portfolio.
A 5 percent increase in NOK versus both USD and EUR simultaneously is a rare event. Since the end of 1989 there has never been a 5 percent appreciation of NOK against both EUR (including its predecessor currencies) and USD over any one-month period. Since 1989, NOK has appreciated more than 5 percent against both EUR (including its predecessor currencies) and USD in two non-consecutive quarters. Looking at all daily rolling one-year periods since 1989, NOK has appreciated more than 5 percent against both USD and EUR (including its predecessor currencies) simultaneously on 21 non-consecutive occasions. This happened once in 2008.
32.3 Interest rate risk
Eksportfinans’ guidelines with respect to interest rate risk include limits on interest rate exposure for market-based activities.
Interest rate risk is managed by a separate risk management function and reported regularly to the Group of Managing Directors and to the Board. The Board sets the permitted level of interest rate exposure.
The table below displays a summary of the change in fair values resulting from an increase in interest rates of 125 basis points which is the weighted 95 percent confidence interval through 2008 of the main interest rate discount curves for Eksportfinans portfolios (however, the Company adjust positions on a daily basis relative to a 1bp change limit). The interest rate exposure as of December 31, 2008, of negative 19.28 million represents 0.26 percent of the company’s equity as of the same date. The interest rate exposure takes into account that interest rate fixings occur on different dates. Interest rate maturities between the selected interest rate points are given estimated values allocated to the selected interest rate points. However, this presentation of interest rate exposure may overestimate actual exposure since it does not account for covariance between the selected interest points.

Interest rate exposure as of December 31, 2008 (from a 125bp shift of interest rate curves):

Group				Other
(NOK thousands)	NOK	EUR	USD	currencies	Total

As of December 31, 2008	(22,155)	(17,518)	1,658	(6,913)	(44,928)

Maximum through 2008 *)	4,335	2,613	12,051	15,112	6,696
Minimum through 2008 *)	(30,780)	(23,262)	(10,648)	(14,156)	(46,737)
Average through 2008	(15,801)	(8,766)	1,372	2,714	(20,482)

As of December 31, 2007	(21,806)	(6,944)	202	(1,433)	(29,981)
As of December 31, 2006	(26,508)	(10,674)	37,294	2,955	3,066
As of December 31, 2005	(19,605)	(9,770)	36,134	116	6,876

Interest rate exposure as of December 31, 2007 (from 1bp shift of interest rate curves, as shown in last year’s financial statements):

Group				Other
(NOK thousands)	NOK	EUR	USD	currencies	Total

As of December 31, 2007	(174)	(56)	2	(11)	(240)

Maximum through 2007 *)	(44)	(56)	311	22	129
Minimum through 2007 *)	(292)	(201)	(165)	(81)	(554)
Average through 2007	(174)	(98)	125	(9)	(156)

As of December 31, 2006	(212)	(85)	298	24	25
As of December 31, 2005	(157)	(78)	289	1	55
As of December 31, 2004	(117)	(150)	(76)	18	(324)

*)    The maximum and minimum exposure in general does not occur on the same date for different currencies.
We define changes in credit spreads in the market as market risk and not credit risk, which we define to include default probability only. Credit spreads in quoted market prices contain all other information available besides the credit discount. Isolated for the securities portfolio a potential increase in credit spreads of one basis point will reduce the fair value by NOK 20 million as of December 31, 2008, compared to NOK 25 million as of December 31, 2007.
32.4 Effects from economic hedging
Note 5 specifies the net realized and unrealized gains/(losses) on financial instruments, showing separately the effects from financial derivatives. When presented to the Company’s chief operating decision maker, this presentation is made with the various financial instruments shown after netting with related economic hedges, as derivatives are used in economic hedges of the market risk of specific assets and liabilities.
Net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges:

Parent company			Group
2008	2007	(NOK thousands)	2008	2007

963	6,195	Securities1)	963	6,195
21,846	(825)	Foreign currencies	21,846	(825)
160,057	18,162	Other financial instruments at fair value1)	160,057	18,162

182,865	23,532	Net realized gains/(losses)	182,865	23,532

(619,289)	(72,030)	Loans and receivables1)	(749,034)	4,365
(600,597)	(1,107,668)	Securities1)	(600,597)	(1,107,668)
(78,103)	1,393	Commercial paper debt1)	(78,103)	1,393
4,862,814	492,970	Bond debt1)	4,862,814	492,970
166,347	1,118	Subordinated debt and capital contribution securities1)	166,347	1,118
15,632	3,116	Foreign currencies	15,632	3,116
14,931	(6,548)	Other financial instruments at fair value1)	(4,155)	1,243

3,761,736	(687,650)	Net unrealized gains/(losses)	3,612,905	(603,464)

32,085	(8,412)	Financial derivatives related to 108 Agreement2)	32,085	(8,412)

3,976,686	(672,530)	Net realized and unrealized gains/(losses)	3,827,855	(588,344)

1)	Including financial derivatives with purpose of economic hedging

2)	Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

Net realized and unrealized gains/ (losses) on securities:

Parent company			Group

2008	2007	(NOK thousands)	2008	2007

963	6,195	Net realized gains/(losses) on securities1)	963	6,195
(600,597)	(1,107,668)	Net unrealized gains/(losses) on securities1)	(600,597)	(1,107,668)

(599,634)	(1,101,474)	Total	(599,634)	(1,101,474)

1)	Including financial derivatives with purpose of economic hedging

Parent company			Group

2008	2007	(NOK thousands)	2008	2007

(32,064)	11,559	Securities not hedged by PHA1)	(32,064)	11,559
(3,185,426)	(1,113,032)	Securities hedged by PHA1)	(3,185,426)	(1,113,032)
2,617,855	0	Portfolio Hedge Agreement (PHA)	2,617,855	0

(599,634)	(1,101,474)	Total	(599,634)	(1,101,474)

1)	Including financial derivatives with purpose of economic hedging
See note 14 for a description of the Portfolio Hedge Agreement (PHA).
33.   Liquidity risk
Liquidity risk is the risk that an entity will be unable to meet its obligations as they come due because of an inability to liquidate assets or obtain adequate funding (referred to as funding liquidity risk), or that it cannot easily unwind or offset specific exposures without significantly lowering market prices because of inadequate market depth or market disruptions (referred to as market liquidity risk).
Liquidity risk arises from prepayment optionalities in asset backed securities (the asset backed securities portfolio makes up approximately 40 percent of the liquidity portfolio that is covered by the Portfolio Hedge Agreement (PHA), whereas the PHA portfolio is approximately 25 percent of total assets). Liquidity risk can also arise from call and trigger features in the structured funding portfolio that have unknown maturity dates, constituting approximately 30 percent of the Company’s total assets. This uncertainty is generally benign, as the number of different structures is high and the risk factors determining actual (and unknown) maturity are well diversified.
33.1  Liquidity risk management process
Risk associated with insufficient access to liquidity is managed by operating several long-term and short-term borrowing programs that provide easy access to the funding markets. In addition, Eksportfinans holds a high portion of liquid assets in a liquidity reserve portfolio. The primary purpose of the liquidity reserve portfolio is to provide a liquidity buffer in scenarios where funding cannot be secured according to plan. It can also be used as a buffer for fluctuations in the cash flow profile, due to either adverse (negative) prepayment on the asset side or liabilities maturing early due to structured funding calls/triggers being activated. The liquidity portfolio consists of the liquidity reserve portfolio as well as the former portfolio indemnified under the PHA agreement as from March 2008. The PHA guaranteed portfolio was at approximately NOK 72 billion, and the new short term portfolio had a market value of approximately NOK 30 billion as of December 31, 2008. On November 26, 2008 the Company entered into a funding agreement with the Norwegian Government, see note 38.
The Company monitors the liquidity capacity and the need for refinancing over the next 12 months under both ‘normal’ and ‘stressed’ conditions. In a normal situation, the maturities on the liability side will be met by new borrowings, however in a stressed condition, access to the wholesale funding market is assumed closed. The Company aims for positive liquidity capacity over the next 12 months, both under normal and stressed conditions.
Symmetrical maturity profile on the asset and liability sides will immunize against liquidity risk. Monitoring average remaining maturity for assets and liabilities as well as the difference between the financing need and the liquidity capacity gives the Company a good indication on the liquidity risk.
The Company also monitors its liquidity risk relative to liquidity indicators defined by Kredittilsynet (the Norwegian FSA).
33.2  Maturity analysis
Maturity analysis of the Group’s financial liabilities based on expected maturities of balance sheet values:

		From 1 month	From 3 months
	Up to and	up to and	up to and	From 1 year up
	including	including	including	to and including	Over
(NOK thousands)	1 month	3 months	1 year	5 years	5 years	Total

December 31, 2008

Non-structured bond debt	0	6,205,606	10,202,318	71,643,901	21,645,173	109,696,998
Structured bond debt	853,305	9,722,882	30,944,114	28,488,044	45,726,146	115,734,491
Commercial paper debt	11,346,716	9,575,512	12,686,880	0	0	33,609,108
Subordinated loans	0	0	0	498,724	1,410,346	1,909,070
Capital contribution securities	0	0	0	444,943	0	444,943

Total	12,200,021	25,504,000	53,833,311	101,075,612	68,781,665	261,394,610

		From 1 month	From 3 months
	Up to and	up to and	up to and	From 1 year up
	including	including	including	to and including	Over
(NOK thousands)	1 month	3 months	1 year	5 years	5 years	Total

December 31, 2007

Non-structured bond debt	6,930,770	921,222	15,862,219	47,032,244	15,523,726	86,270,181
Structured bond debt	3,299,097	7,814,086	19,591,430	30,056,819	23,722,578	84,484,010
Commercial paper debt	8,357,334	12,180,684	10,752,492	0	0	31,290,510
Subordinated loans	0	0	0	426,389	806,407	1,232,796
Capital contribution securities	0	0	0	0	551,052	551,052

Total	18,587,201	20,915,992	46,206,141	77,515,452	40,603,763	203,828,549

For the figures in the above table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionalities, the expected maturity is estimated using a proprietary Black Derman Toy base model. For the remaining issues, models from an external vendor is used.
Maturity analysis of the Group’s financial liabilities based on contractual maturities (including off-balance sheet items):

		From 1 month	From 3 months
	Up to and	up to and	up to and	From 1 year up
	including	including	including	to and including	Over
(NOK thousands)	1 month	3 months	1 year	5 years	5 years	Total

December 31, 2008

Non-structured bond debt	104,259	6,390,328	11,836,149	74,237,120	20,523,864	113,091,720
Structured bond debt	18,033,243	31,785,478	43,172,433	21,855,577	8,992,798	123,839,529
Commercial paper debt	11,409,687	9,439,418	13,048,327	0	0	33,897,432
Subordinated loans	3,966	619	35,189	140,246	1,675,898	1,855,918
Capital contribution securities	0	6,908	16,758	578,493	0	602,159
Loan commitments (off-balance)	1,395,501	6,870,338	5,824,421	7,002,292	0	21,092,552

Total	30,946,656	54,493,089	73,933,277	103,813,728	31,192,560	294,379,310

December 31, 2007

Non-structured bond debt	7,145,650	1,908,175	17,880,984	52,971,270	18,630,014	98,536,093
Structured bond debt	8,968,004	15,991,879	33,086,319	25,017,649	6,939,620	90,003,471
Commercial paper debt	8,186,542	12,629,184	10,944,304	0	0	31,760,030
Subordinated loans	4,260	1,101	49,159	209,933	1,424,467	1,688,920
Capital contribution securities	0	10,582	27,815	136,574	549,125	724,096
Loan commitments (off-balance)	1,174,177	3,107,741	14,424,205	6,776,643	0	25,482,766

Total	25,478,633	33,648,662	76,412,786	85,112,069	27,543,226	248,195,376

The figures in the above table include principal and interest payable at nominal value. First possible call dates and trigger dates, according to the contracts, are applied in the classification of the maturities.
33.3  Off-balance sheet items
Payment guarantees
In addition to the lending activity, the Company issues financial guarantees to support the Norwegian export industry. The beneficiary is normally a foreign buyer of Norwegian export products (goods and services etc.) or a foreign investor. Eksportfinans will make payment to the buyer/investor if the exporter does not fulfill its payment obligations. In each and every case Eksportfinans will have recourse to prime Norwegian or international banks with full payment indemnification. The maturity of the guarantees corresponds to the maturity of the underlying loans being covered by the guarantee.

Parent company			Group

Dec. 31, 2008	Dec. 31, 2007	(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

3,565,995	3,072,505	Notional amount of financial guarantees	3,565,995	3,072,505

Loan commitments
In the normal course of the Group’s lending business there are outstanding commitments to extend credit that are not reflected in the accompanying financial statements. The main portion of commitments outstanding is expected to be disbursed within three years. The following table shows the undrawn loan commitments at the reporting date

Parent company			Group

Dec. 31, 2008	Dec. 31, 2007	(NOK thousands)	Dec. 31, 2008	Dec. 31, 2007

19,626,208	25,481,352	Loan commitments	21,092,552	25,482,766

34.  Segment information
34.1  Business segments
The Group is divided into two business areas, export lending and municipal lending. The Group also has a treasury department, responsible for the Group’s funding and the Group’s liquidity portfolio, consisting of securities and deposits. The treasury department is considered to have a support function for the lending business areas, and is therefore divided between these in the segment reporting.

(NOK thousands)	Export lending		Municipal lending		Total group

	2008	2007	2008	2007	2008	2007

Net interest income	609,111	297,051	459,138	263,963	1,068,249	561,014
Net other operating income *)	2,220,054	(221,534)	1,576,038	(362,642)	3,796,092	(584,176)

Total operating income	2,829,165	75,517	2,035,176	(98,679)	4,864,341	(23,162)
Total operating expenses	125,238	106,370	79,258	80,340	204,496	186,710
Pre-tax operating profit	2,703,927	(30,852)	1,955,918	(179,019)	4,659,845	(209,872)
Taxes	757,150	(9,828)	548,061	(51,257)	1,305,211	(61,086)

Profit/(loss) for the period	1,946,777	(21,024)	1,407,857	(127,762)	3,354,634	(148,786)

* of which net unrealized gains/ (losses) on financial instruments	2,134,955	(235,447)	1,510,035	(376,429)	3,644,990	(611,876)

Segment assets	141,627,990	91,588,045	114,779,395	113,876,955	256,407,385	205,465,000
Unallocated assets					40,494,077	13,254,809

Total assets					296,901,462	218,719,809

Segment liabilities	139,418,990	90,339,045	112,492,395	112,215,955	251,911,385	202,555,000
Unallocated liabilities					37,781,896	13,502,951

Total liabilities					289,693,281	216,057,951

Export lending and the treasury department are included in the parent company accounts of Eksportfinans ASA. Municipal lending is organized in a separate subsidiary, Kommunekreditt Norge AS, which funds its lending business through loans from the parent company. The profit or loss from the treasury department is included in the accounts of the parent company, although in reality, the department is responsible for the funding and the liquidity management of the Group as a whole. Income and expenses related to treasury is therefore divided between the export lending and municipal lending business areas. This division is made based on volume.
As both export lending and the treasury department are accounted for in the parent company accounts, indirect income and expenses must be distributed between them, before treasury in its turn can be divided between export lending and municipal lending. The indirect expenses are distributed based on volume. Correspondingly, equity is distributed between them, and allocated so that export lending receives equity in a proportion of risk-weighted volume that corresponds to the proportion of Kommunekreditt Norge AS. The residual equity is allocated to treasury.
34.2  Geographical segments
The geographical segments are based on the location of the Group’s customers. The carrying amount of segment assets is based on the location of property, equipment and intangible assets.
Norway is the home country of the Group and is also its main geographical segment.

	Total interest	Total
(NOK thousands)	and related income	assets	Investments *)

2008

Norway	7,480,681	130,643,625	16,118
Other European countries	3,343,845	123,229,998	0
The Americas	823,764	24,760,017	0
Other countries	607,244	18,267,822	0

Total	12,255,534	296,901,462	16,118

2007

Norway	5,335,690	121,229,509	22,604
Other European countries	2,372,286	63,945,900	0
The Americas	443,962	20,725,494	0
Other countries	775,204	12,818,906	0

Total	8,927,142	218,719,809	22,604

*)	Investments made during the year in property, plant, equipment, and intangible assets

35.  Related parties
The Company’s two largest shareholders are considered to be related parties.

	Acquired		Guarantees	Guarantees	Portfolio hedge
(NOK thousands)	loans 1)	Deposits 2)	issued 3)	recieved 4)	agreement5)

Balance January 1, 2007	10,228,795	589,966	2,594,828	6,958,832	0
Change in the period	(538,388)	(288,712)	(465,245)	292,599	0

Balance December 31, 2007	9,690,407	301,254	2,129,583	7,251,431	0

Balance January 1, 2008	9,690,407	301,254	2,129,583	7,251,431	0
Change in the period	343,196	3,609,988	(55,486)	2,055,499	1,678,975

Balance December 31, 2008	10,033,603	3,911,242	2,074,097	9,306,930	1,678,975

All transactions with related parties are made on market terms.

1)	The company acquires loans from banks. The loans are part of the Company’s ordinary lending activity, as they are extended to the export industry. As the selling banks provide guarantee for the loans, not substantially all the risk and rewards are transferred to the company, thus the loans are classified as loans due to credit institutions in the balance sheet.

2)	Deposits made by the Company.

3)	Guarantees issued by the Company to support the Norwegian export industry. See note 33.3.

4)	Guarantees provided to the Company from the related parties.

5)	The Portfolio Hedge Agreement is described in note 14. The balances show the related parties’ share of the fair value of the contract as of the balance sheet date.
Eksportfinans’ three major owner banks have extended a committed credit line of USD 4 billion for repo purposes to Eksportfinans to provide what management considers to be sufficient liquidity buffers for the Group. The facility has a 12 month maturity with the possibility of extension. Eksportfinans has not yet utilized this credit facility.
36.  Remuneration

Parent company			Group

2008	2007	(NOK thousands)	2008	2007

		Audit fees:

2,583	984	Audit services	2,987	1,143
4,788	3,971	Audit fees related to SEC filing in USA	4,788	3,971
121	120	Audit related services 1)	121	120
571	724	All other 2)	583	724

1)	Audit related services include attestations related to funding transactions.

2)	All other includes services related to the implementation of IFRS for 2007, evaluation of certain accounting policies, and services related to implementation of the Sarbanes-Oxley Act, sec. 404.
Remuneration to General Executive Management:

		Incentive	Other taxable
	Salary	scheme paid	benefits	Pension cost	Total	Loans 3)

(NOK thousands)	2008

Eksportfinans ASA:
Gisele Marchand 2)	1,997	0	200	1,769	3,966	0
Rygg, Olav E.	1,092	50	156	157	1,455	630
Breilid, Olav Tore	1,332	50	176	423	1,981	1,944
Siem, Oliver	1,521	100	181	557	2,359	1,632
Feiring, Jens O.	1,116	75	133	129	1,453	978
Haarseth, Cecilie 4)	835	50	102	211	1,198	0
Danielsen, Kjell 5)	191	25	27	28	271	0
Olsen, Geir Ove 6)	149	0	16	48	213	0
Lindbæk, Elise 7)	611	75	105	187	978	1,055

	8,844	425	1,096	3,509	13,874	6,239

Kommunekreditt Norge AS:
Arnøy, Arnulf V.	1,350	0	160	239	1,749	1,623

Total Group	10,194	425	1,256	3,748	15,623	7,862

		Incentiv	Other taxable
	Salary	scheme paid	benefits	Pension cost	Total	Loans 3)

(NOK thousands)	2007

Eksportfinans ASA:

Johansen, Tor 8)	1,769	600	211	607	3,187	1,127
Rygg, Olav E.	999	265	158	391	1,813	666
Breilid, Olav Tore	1,289	190	185	620	2,284	2,056
Haarseth, Cecilie	937	209	159	317	1,622	977
Elbech, Søren	1,292	187	136	0	1,615	0
Siem, Oliver	273	0	18	582	873	1,662

	6,559	1,451	867	2,517	11,394	6,488

Kommunekreditt Norge AS:

Arnøy, Arnulf V.	1,293	181	178	523	2,175	1,656

Total Group	7,852	1,632	1,045	3,040	13,569	8,144

2)	The President and CEO has a severance package covering salary for 18 months in the event that the employment is terminated by the Company. The agreed retirement age is 62 years with 70 percent of salary.

3)	The loans have the same terms as other loans to employees.

4)	For the period January 1, to August 31, 2008

5)	For the period September 1, to November 16, 2008

6)	For the period November 17, to December 31, 2008

7)	For the period May 1, to December 31, 2008

8)	Tor Johansen retired May 9, 2008, according to pension agreement. In 2008 he has received NOK 1,151 thousand in salary and holiday pay in addition to NOK 143 thousand in pension. His mortgage loan amounts to NOK 1,055 thousand.
Members of General Executive Management have individual agreements on pensionable age upon reaching the age of 62-65 years with
70 percent of salaries. General Executive Management is also members of the ordinary group pension scheme.
Remuneration to Board of Directors and Audit Committee:

	2008			2007

NOK thousands)	Board of Directors	Audit Committe	Total	Board of Directors	Audit Committe	Total

Borgen, Erik	225	—	225	225	—	225
Syrrist, Baard	165	—	165	165	—	165
Holmsen, Cato A.	34	—	34	135	50	185
Ulstein, Gunvor	34	—	34	135	—	135
Hollingsæter, Bodil	135	50	185	135	35	170
Aker Haukvik, Live	135	35	170	135	35	170
Laugen, Leif Johan	135	35	170	135	—	135
Bergstrøm, Tor	101	—	101	—	—	—
Blystad, Marianne H.	101	—	101	—	—	—
Østbø, Tor	135	—	135	135	—	135
Bergvoll, Geir	—	—	—	—	—	—
Steen, Carl Erik	—	—	—	—	—	—
Borgen, Thomas F.	—	—	—	—	—	—

Total	1,200	120	1,320	1,200	120	1,320

Remuneration to Committee of Representatives:

(NOK thousands)	2008	2007

Alhaug, Frode	50	50
Normann, Kristin	25	25
Ellefsen, Harald	22	22
Pedersen, Jørn	22	22
Riise, Sandra	17	22
Krokeide, Elisabeth	17	22
Tostrup, Trond	16	22
Smith, Claudine	16	22
Tellefsen, Tellef	16	17
Sture, Eldbjørg	16	—
Konterud, Harry	11	17
Fasmer, Benedicte S.	11	11
Eidesvik, Toril	11	11
Haugan, Finn	11	10
Jensen, Arvid	11	—
Salthella, Monica	6	5
Djupvik, Jostein	6	5
Bratseth, Kjell Ove	—	11
Berg, Per Andreas	—	11
Lohne, Nina	—	7
Enger, Einar	—	7
Broberg, Kari	—	1

Total	284	320

Remuneration to Control Committee:

(NOK thousands)	2008	2007

Normann, Kristin	90	90
Ellefsen, Harald	60	60
Bratseth, Kjell Ove	60	60
Sture Eldbjørg	45	—
Skullerud, Terje	15	60

Total	270	270

37.  Number of employees

Parent company			Group

Dec. 31, 2008	Dec. 31, 2007		Dec. 31, 2008	Dec. 31, 2007

96	88	Number of employees	110	103
92	85	Number of man-years	106	100

38.   Events after the balance sheet date
On November 26, 2008, Eksportfinans entered into an agreement with the Norwegian Government. The agreement was approved by the General Assembly on January 29, 2009, and on January 30, 2009, the European Free Trade Association Surveillance Authority (ESA) stated that the agreement does not constitute state aid.
The agreement gives Eksportfinans the opportunity to obtain funding from the Government in the coming two years for financing of export projects that qualify under the OECD Consensus Agreement for export financing (the CIRR scheme, also referred to as the 108 Agreement). The funding from the Government will have a maturity of up to 5 years. The Government expresses that given reasonable preconditions, the need for financing under the agreement may be around NOK 50 billion.
The agreement requires the issuance of one preference share to the Norwegian Government, at a nominal value of NOK 10,500. The share constitutes a separate preference share that grants the right to a yearly dividend of 22.5 percent of the Company’s profit/(loss) for the year, within the calculated base of regulatory limited dividend. According to the agreement, the base will exclude the reversals of loan losses incurred before January 1, 2009, and profit/(loss) from Kommunekreditt Norge AS.
The agreement with the Government did not include funding to municipalities. Due to limited access to long term financing for Eksportfinans in the international capital markets in the autumn of 2008, the Board of Directors made a strategic decision to search for alternative solutions for Kommunekreditt with an aim to conclude within the end of the first quarter 2009. The nature of this solution, of which one set of alternatives may include a sale, partly or in whole, of the subsidiary, is, as of the date of approval of these financial statements, not clarified. An estimate of the financial effects of the final outcome can therefore not be made.
On January 9, 2009, Fitch Ratings downgraded Eksportfinans’ long-term issuer default rating from AAA to AA with a stable outlook.